OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BioClonetics Immunotherapeutics, Inc.

1756 Bison Meadow Lane
Heath, TX 75032

www.bioclonetics.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Common Stock when the company raises $1,500,000 in qualified equity financing

Maturity Date: 11/30/2020

$15M valuation cap

2% annual interest rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

30% Discount

Maximum ($683,234) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	BioClonetics Immunotherapeutics, Inc.
Corporate Address	1756 Bison Meadow Lane, Heath, Texas 75032
Description of Business	BioClonetics is developing a cure for HIV using fully human monoclonal antibodies.
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$400

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in BioClonetics. The number of shares you will receive in the future will be determined at the next equity round in which BioClonetics raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $15,000,000 company valuation cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or

convert into stock.

Perks

All investors - Frequent updates on our technology progress

$1,000+ Your place on the Official Founders Page of the website - Exclusive content and frequent company updates - Access to the investors only BioClonetics Founder Group on Facebook

$5,000+ Twice yearly update through call from the COO - Your place on the Official Founders Page of the website - Access to the investors only BioClonetics Founder Group on Facebook

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders (This bonus period is concluded as of 5:30PM PT on January 5, 2018)

BioClonetics Immunotherapeutics, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest **within a 24-hour window of their campaign launch date.** For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

BioClonetics is a biotechnology company engaged in the discovery and development

of proprietary pharmaceutical compounds and biologics for the treatment of HIV and other infectious diseases.

BioClonetics has created a proprietary cell line, which produces a human monoclonal antibody (Clone 3) that neutralizes HIV (i.e., renders the virus incapable of reproduction).

BioClonetics' technology addresses the HIV/AIDS pandemic with this proprietary monoclonal antibody immunotherapy that is non-toxic and 100% effective against over 95% of all strains and viral subtypes of HIV-1. This antibody can be used as an immunotherapeutic treatment for individuals with HIV/AIDS and can the technology can be used to develop a prophylactic and therapeutic vaccine to prevent uninfected populations from contracting the virus.

Treatment using the Company's Clone 3 antibody will be far superior to current ARV therapy for several significant reasons: (1) the therapy will be effective and non-toxic, (2) does not require lifetime treatment, and (3) will be far less expensive. Thus, for the patient, the Clone 3 antibody immunotherapy will be remarkably different -- it will be safer, provide a much needed immunotherapeutic cure rather than requiring lifelong treatment, and costs substantially less.

An effective monoclonal antibody treatment will disrupt the current treatment regimes and capture a large percentage of the revenue stream (which was $17Billion last year) currently made by pharmaceutical companies who provide ARVs. Because no monoclonal treatments are yet available for HIV/AIDS, the Company's treatment provides a clear competitive advantage over current highly toxic chemotherapeutic treatments that must be chronically administered. The therapy would also make available treatment to the millions who are today living with HIV with no treatment.

The Problem Addressed by BioClonetics' Technology and current competition

HIV is a chronic disease affecting an estimated 36.9 million individuals worldwide. Approximately 2 million people are newly infected each year with HIV and over 1 million die each year with over 7% of this number being children.[1] In 2014, 15 million people were taking antiretroviral therapy for HIV.[2]

In North America, 1.4 million individuals are infected with HIV/AIDS and over 87,000 are newly infected each year.[3] Those infected by HIV are primarily treated with anti-retroviral (ARV) chemotherapy drugs that only suppress the symptoms of the virus. ARV drugs also spawn drug-resistant strains of the virus that are not treatable with current ARV drugs and thus are lethal.

Modern HIV drugs can keep people healthy for decades, but the costs for HIV treatment is substantial. The combined sales value of HIV drugs in the seven major markets (US, Japan and the 5 major EU markets (France, Germany, Italy, Spain, UK) is expected to increase by 40% in the next decade, rising from $11.9 Billion in 2013 to $16.8 Billion in 2022.[4]

Globally, only 40% of people living with HIV are receiving treatment, which includes 41% of adults and 32% of children living with HIV. [5]

[1] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[2] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[3] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[4] http://www.datamonitorhealthcare.com/new-hiv-drug-to-become-leading-treatment-by-2016/

[5] Kaiser Foundation fact sheet: kff.org/global-heath-policy/fact-sheet/the-global-hivaids-epidemic/

Liabilities and Litigation

The company has less than $100,000 debt and no known other liabilities.

The team

Officers and directors

Charles S. Cotropia	CEO/President/Director
Joseph P. Cotropia	Chief Science Officer/Vice-President/Director
Gaurav Chandra	Chief Operating Officer Research and Development
Paul D. Fellegy	Chief Financial Officer/Secretary/Treasure/Director

Charles S. Cotropia
Charles Cotropia is a co-founder and CEO/President of BioClonetics. He holds a JD degree from Cornell University and a Bachelor of Science Degree in Aerospace Engineering from the Univ. of Texas- Austin. Charles worked as a stress analysis engineer at Lockheed Aircraft before attending Law School at Cornell Univ., Ithaca- NY. After graduating from Cornell Law School, Charles began his 44 year legal career in Dallas, Texas serving clients in the intellectual property law field. For 18 years, he served as a partner in the firm Sidley Austin LLP, an international law firm, where he represented clients in intellectual property law and related matters in the fields of biotech, aerospace, oil and gas exploration, electronics, software and related fields. His legal career spans 44 years of practice where he managed client matters in numerous technologies involving patenting, licensing and enforcing intellectual property rights. His practice included representing Fortune 500, as well as mid to small, companies and individual inventors and entrepreneurs. He has drafted and prosecuted over 800 patents in the US and foreign countries and has litigated intellectual property cases in Federal and State Courts. In addition, Charles also served as Vice-President of BioClonetics from 2009 until 2017. before becoming President of the Company.

Joseph P. Cotropia

Dr. Cotropia is a co-founder and CSO of BioClonetics. He received his Medical Degree from the Southwestern Medical School Dallas and completed his residency at Southwestern. Prior to attending medical school, he obtained a B.S. Degree in Chemistry from the Univ. of Texas-Austin and a Masters in Science Degree in Physiological Chemistry from the Univ. of Wisconsin-Madison. He has over 45 years of experience in medical research and practice. In these 45 years, Dr. Cotropia has had extensive training in both clinical research and academic medicine environments, and has been involved primarily in the immunological aspects of health care at local, state and national levels. He has been a researcher and reviewer of pre-clinical biologic protocols at the United States Food and Drug Administration [FDA] and from this work at the FDA is knowledgeable in all of the aspects of federal regulatory controls regarding investigation of new drugs and licensing of biological products. Dr. Cotropia invented a proprietary methodology for producing fully human IgG1 monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy. From this methodology, the Company has created proprietary cell lines that produce fully human monoclonal antibodies that target and neutralize HIV. Such methodology is applicable to the production of monoclonal antibodies against other human, as well as animal, infectious diseases. Dr. Cotropia served as President of BioClonetics from 2009 until 2017 and is now CSO of the Company.

Gaurav Chandra

Dr. Chandra obtained his medical degree from Kasturba Medical College, Manipal, India and conducted his surgery residency at Montefiore Albert Einstein College of Medicine, Bronx, New York. He holds a Masters Degree in Business Administration from the Univ. of Colorado-Denver. He has served as a Senior Research Assistant/Clinical Fellow Clinical Islet Cell Transplantation and Cell Biology at Joslin Diabetes Center (Mass General Hospital/Brigham Woman's Hospital) working on Human Islet Transplantation as part of an initiative to develop cures for Diabetes. He is presently a Consultant Surgeon in the Department of Burn Surgery, Red Cross Children's Hospital Cape Town, South Africa. In addition to now serving as the COO and Vice President of BioClonetics (2015-present), he is also the CEO of GlobeMD (2014-present). Through partnering with global hospitals and healthcare providers, GlobeMD is the first ever comprehensive digital marketplace for medical tourists. Dr. Chandra is also the CEO and Chairman of United International Diagnostics and United International Health Solutions (Hospitals) (2014-2016). As CEO of United International Diagnostics, he guided the launch and successful establishment of a multi-million dollar Diagnostic Center Network in India that provides a complete Diagnostic Solution to Hospitals and Medical Institutions, leading a company of 100+ employees to success. Dr. Chandra has also served in the past 3 years as CEO of Chemokind Inc. (2015-2016), a company that incorporates therapeutic strategies inspired by biological design. In the past 3 years, Dr. Chandra has also served as CEO of Advanced Medical Information Technology (2013-2014), a company providing mobile health platforms that simplifies healthcare management for patients and physicians.

Paul D. Fellegy

Paul Fellegy is the Chief Financial Officer of BioClonetics. Paul received his Bachelor of Arts Degree in Zoology and Animal Biology from Drew University. He also holds a graduate Fellowship from Jagiellonian University and has completed graduate computer course work at Boston University. He has 25 years of financial operations and audit experience in the banking and financial services industries in Boston, Massachusetts market. Paul began his career with Shawmut Bank, later acquired by Bank of America. Following this experience, Paul went on to a consulting career with the mutual funds clients in Boston including Fidelity Investments, Putman Investments, John Hancock and Commonwealth Bank and Trust, among other organizations providing services to the financial industry.

Number of Employees: 4

Related party transactions

The company has an outstanding note to one of its existing shareholders for $90,000. The notes bears no interest and has no due date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Technological Risks** The next 3 steps in our development of our anti-HIV monoclonal antibody (Clone 3) are to (1) create the recombinant of the Clone 3 antibody in a CHO cell line and produce a sufficient quantity of the recombinant for testing, (2) test the recombinant Clone 3 against a full panel of HIV isolates (strains of the virus) and thereafter (3) conduct macaque animal trials to demonstrate the effectiveness of the antibody in an animal study. In these steps, possible difficulties can arise such as: difficult or delay in creating a successful CHO cell line: the created cell line only being transient and not a stable permanent CHO cell line; the cell line secreting non-biologically active recombinant antibody: or the CHO cell line not secreting a sufficient quality or quantity of antibody. Once the recombinant cell line is produced. the resultant antibody may not demonstrate the same effectiveness against HIV isolates tested as has the parent cell line produced monoclonal antibody. In the macaque trials. the results may not be full validation of the neutralizing capability of the Clone 3 antibody previously demonstrated as fully neutralizing in in vitro tests.
- **Intellectual Property Rights** Patent protection that is being pursued by the company may not be limited or may not prevent another company from circumventing our technology. If this were to occur, then a competitor may produce a similar therapy that prevents the successful adoption and sale of ourmonoclonal antibody. In this event, our profit potential would be adversely effected.
- **Effectiveness of Therapy** Our technology might not be as effective as other monoclonals developed in the future. If this were to occur, then our monoclonal would be competing with more effective therapies and would be less likely to produce revenue.

- **Costs** The cost to complete human trials will be large and we will need to partner with pharmaceutical companies to complete such trials. Difficulty could arise in these negotiations. If there were to occur. The pharmaceutical bidders might place a low valuation on our technology on the basis that further human trials and bring-to-market costs are so great.

- **Result of Human Trials** Human trials might not produce the favorable results we expect. If this were to occur. our monoclonal would not likely be accepted in the market place as a viable therapy.

- **Competing Therapies** Other therapies might compete with our approach and limit the financial return, There might be several alternatives to our therapy and thus this would limit our profit potential or the valuation of our technology. However. a combination of therapies is often used in patient treatment for most all diseases.

- **Other Competing Technology/Reliance on Cooperating Labs** As a biotech company that relies on specialized outside labs to conduct some phases of our development work, their actions and/or unauthorized use of proprietary technology or patented components might affect the resulting products produced under contract for us. If this were to occur, then our final product may be subject to a claim of rights by other parties with whom we have no direct contact. Our reliance on outside specialized labs also could result in delays in advancement due to problems occurring in these labs over which we have no control. Such situations could delay our development significantly or might prevent successful progress altogether. Because we use multiple specialized outside labs to confirm final efficacy, contradictory results can result, causing delays and uncertainty regarding the optimum final product.

- **Officers** Officer Gaurav Chandra is not currently full time with the company. As such. it is likely that the company will not make the same progress as it would if that were not the case.

- **License of Officer** In 2015, Dr. Joseph Cotropia, a director and officer of BioClonetics had his Texas medical license revoked by the Texas Medical Board. The California Medical Board followed the action of the Texas Medical Board and revoked Dr. Cotropia's California medical license. In its revocation action, the Texas Medical Board alleged that Dr. Cotropia failed to have written protocols in place for mid-level providers working under him and failed to document his supervision of these providers. All the allegations of wrongdoing made the Texas Medical Board have been and are challenged by Dr. Cotropia. The revocation decision is now on appeal before the Texas 8th Court of Appeals, No. 08-16-00056-CV. Dr. Cotropia expects to prevail in this appeal. However, these facts and appeal are not considered by the Company to have an impact on the Company's current work and focus on providing a therapy for HIV through the use of the Company's monoclonal antibodies. Dr. Joseph Cotropia holds a Bachelor of Science degree in Chemistry, a Master of Science degree in Physiological Chemistry and a Doctor of Medicine degree from the University of Texas Southwestern Medical School, Dallas, Texas. From receipt of his Doctor of Medicine degree in 1973, Dr. Cotropia's focus has been on research in the field of biochemistry and particularly in the field of therapeutic monoclonal antibodies.

Dr. Cotropia has also served as a practicing physician.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Cotropia, 63.4% ownership, Common Stock

Classes of securities

- Common Stock: 31,500

  Company Stock

  The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock.. There are a total of 31,500 shares of common stock currently outstanding and 0 shares of preferred stock outstanding.

  Voting Rights

  Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

  Dividend Rights

  Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

  Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Preferred Stock: 0

Company Stock

The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock.. There are a total of 31,500 shares of common stock currently outstanding and 0 shares of preferred stock outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's Preferred Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

- SAFE Notes: 386,766

These funds have been received from a previous Reg. CF offering. $386,766.00 in investments.

The "**Valuation Cap**" is $10,000,000.00.

The "**Discount Rate**" is 70%.

(a) **Equity Financing.** If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

i. The Investor or the Designated Lead Investor (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable; and

ii. If the Investor **is a** Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event.** If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at **its** option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event.** If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution

Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid **prior** and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section1(c).

(d) **Repurchase.** If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the **Company** (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however,* that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(e) **Termination.** This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); or (iii) the payment of the Repurchase Value; **provided**, *however,* the provisions of Section 1(d) will continue after such payment to the extent necessary to enforce the provisions of Section 1(d) in the event an Equity Financing occurs within three months after the Repurchase; *provided, further,* that Section 5 shall survive any such termination.

- Convertible Notes - Reg CF (StartEngine): 0

Convertible Note

Note converts to Common Stock when the company raises $1,500,000 in qualified equity financing

Maturity Date: 11/30/2020

$15M valuation cap

2% annual interest rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

30% Discount

Maximum ($148,234) of Convertible Notes

Minimum ($10,000) of Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in BioClonetics. The number of shares you will receive in the future will be determined at the next equity round in which BioClonetics raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $15 company valuation cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

The 10% Bonus for StartEngine Shareholders

BioClonetics Immunotherapeutics, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest **within a 24-hour window of their campaign launch date**. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

What it means to be a Minority Holder

As a holder of convertible notes, you are not entitled to any voting rights. Even upon

conversion of the convertible notes purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company has not yet generated any revenues and does not anticipate doing so until we have completed the final production of the recombinant form of our anti-HIV antibody, and the completion of animal trials and clinical trials. To reach these goals, the Company is (1) self-funding, (2) has completed a successful crowdfunding campaign where it has raised over $360,000, (3) is in partnership discussions with several entities, including Serum Institute of India, regarding funding for animal and clinical trials.

In 2016 and 2017, the Company invested over $110,832 in R&D and expects to invest at least $400,000 in R&D in 2018 - 2019.

Financial Milestones

The following research steps have been completed: (1) Isolation and cloning of patient B cells and creation of monoclonal antibodies; (2) screening of antibodies to identify our Clone 3 monoclonal antibody: (3) conducted *in vitro* testing of Clone 3 against HIV strains to confirm neutralizing capability of Clone 3 (Clone 3 has been tested against 43 strains of the HIV virus at 5 independent research institutions were the antibody neutralized over 95% of the HIV virus strains against which it was tested - these strains of the virus being in all HIV clades and groups found around the world); (4) identified the binding site of Clone 3 on the HIV virus; (5) sequenced the heavy chain protein and a majority of the light chain protein that programs for the full Clone 3 monoclonal molecule. These achievement have been realized while the Company has little debt.

The following steps will be taken with funds currently being raised: (1) final sequencing of the light chain that programs for the full Clone 3 monoclonal molecule: (2) preparation of the recombinant monoclonal antibody necessary for patient therapy: (3) testing of the recombinant against HIV strains to verify effectiveness: (4) animal trials: (5) clinical trials leading to patient application. These final steps will be completed with the funds now being raised. The Company is also negotiating a

partnership with Serum Institute of India regarding completion of animal and clinical trials.

The potential financial revenue that may be expected from a successful therapy against HIV has been calculated for the Company by Navigant Consulting (http://www.bioclonetics.com/profit-potential.html), using conservative assumptions.

For purposes of evaluating the commercial potential that could result from making a treatment of the nature our therapy available, Navigant calculated the net profit that could be expected from the Company's therapy used in the "Major Markets", namely North American, Western and Central Europe, Eastern Europe and Central Asia, South and Southeast Asia and Latin America. In these regions there are 10.65 million HIV positive individuals. Assuming a penetration rate of 1% rising to a maximum 15% over a five-year period, net profit, calculated by Navigant Consulting, Inc. (NYSE: NCI), expected from making our treatment available to these 10.65 million HIV positive individuals would be $73.56 Billion in the first 10 years. Such net profit can be compared to the total net profit realized over the last 10 year period (2007-2016) by Merck ($63.54 Billion [http://financials.morningstar.com/ratios/r.html?t=MRK]) or Gilead ($90.59 Billion [http://financials.morningstar.com/ratios/r.html?t=GILD]).

Liquidity and Capital Resources

In 2016-2017, the company successfully completed a crowdfunding campaign raising over $360,000. In addition to an expected successful raise in this offering, we will continue to raise capital under crowdfunding offerings as well as other methods available to the company. The Company is also negotiating a partnership with Serum Institute of India, who has indicated a willingness to fund the $40 Million costs of animal and clinical trials once the recombinant antibody is produced and tested for effectiveness. With the current funds on hand and those from a successful raise, the Company expects to complete the production of the recombinant antibody and testing of the recombinant against numerous isolates (strains) of the HIV virus. Additional analysis of the recombinant antibody will be made possible through additional funding raises, other potential investors and funding from principals of the Company.

Indebtedness

The company has an outstanding note to one of its existing shareholders for $90,000. The notes bears no interest and has no due date.

Recent offerings of securities

- 2017-11-07, Title III Regulation Crowdfunding, 386766 SAFE "Simple Agreement for Future Equity". Use of proceeds: Funds have not yet been used. These funds are expected from a previous Reg. CF offering. $386,766.00 in investments. Payments are still being processed; final number is yet to be determined. Intended use of funds listed in prior Form C filings for use of $400,000 will fund

the testing of the recombinant antibody against HIV isolates (strains of the virus) leading to animal trials.

Valuation

$15,000,000.00

The Convertible Promissory Note Terms, including the valuation cap offered, merely reflects the opinion of the Company as to what would be fair valuation of our technology.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$683,234
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$40,994
Net Proceeds	$9,400	$642,240
Use of Net Proceeds:	$9,400	
R& D & Production		$642,240
Total Use of Net Proceeds	$9,400	$642,240

The purpose of this offering is to raise funds for R&D.

If we raise $642,240, these funds will be used in production of the recombinant form of our anti-HIV antibody (which form is necessary for patient therapy) which will be used in testing of efficacy leading to animal and clinical trials.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self,

a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.bioclonetics.com/annual in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BioClonetics Immunotherapeutics, Inc.

[See attached]

BioClonetics Immunotherapeutics, Inc.
A Texas Corporation

Financial Statements and Independent Auditor's Report
December 31, 2017 and 2016

BioClonetics Immunotherapeutics, Inc.

TABLE OF CONTENTS



To the Stockholders of
BioClonetics Immunotherapeutics, Inc.
Heath, Texas

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of BioClonetics Immunotherapeutics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioClonetics Immunotherapeutics, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $217,470 and $95,511 for the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $353,755 and $136,285 as of December 31, 2017 and 2016, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 8, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 183,622	$ 1,195
Total Current Assets	183,622	1,195
TOTAL ASSETS	$ 183,622	$ 1,195
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 13,480	$ 12,434
Accrued expenses	4,475	2,486
Due to related party	27,330	17,234
Total Current Liabilities	45,285	32,154
Long-Term Liabilities:		
SAFE agreement liability	386,766	-
Total Long-Term Liabilities	386,766	-
Total Liabilities	432,051	32,154
Stockholders' Equity (Deficit):		
Preferred Stock, 50,000 authorized, $0.01 par, 0 issued and outstanding as of each December 31, 2017 and 2016.	-	-
Common Stock, 100,000 authorized, $0.01 par, 30,000 issued and outstanding as of each December 31, 2017 and 2016.	300	300
Additional paid-in capital	105,026	105,026
Accumulated deficit	(353,755)	(136,285)
Total Stockholders' Equity (Deficit)	(248,429)	(30,959)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 183,622	$ 1,195

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	72,722	40,657
Lab expenses	70,332	19,499
Stockholder compensation	26,000	32,500
Fraud loss	13,846	-
Sales & marketing	7,948	2,855
Total Operating Expenses	190,848	95,511
Loss from operations	(190,848)	(95,511)
Other Income/(Expense):		
SAFE offering costs	(26,622)	-
Total Other Income/(Expense)	(26,622)	-
Provision for income taxes	-	-
Net loss	$ (217,470)	$ (95,511)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
For the years ended December 31, 2017 and 2016

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2015	30,000	$ 300	$ 40,700	$ (40,774)	$ 226
Capital contributions	-	-	64,326	-	64,326
Net loss	-	-	-	(95,511)	(95,511)
Balance at December 31, 2016	30,000	300	105,026	(136,285)	(30,959)
Net loss	-	-	-	(217,470)	(217,470)
Balance at December 31, 2017	30,000	$ 300	$ 105,026	$ (353,755)	$ (248,429)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net loss	$ (217,470)	$ (95,511)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of offering costs	15,471	-
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	1,046	12,434
Increase/(Decrease) in accrued expenses	1,989	2,486
Net Cash Used In Operating Activities	(198,964)	(80,591)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFE agreements	371,295	-
Proceeds from capital contributions	-	64,326
Proceeds from shareholder loans	10,096	17,234
Net Cash Provided By Financing Activities	381,391	81,560
Net Change In Cash	182,427	969
Cash at Beginning of Period	1,195	226
Cash at End of Period	$ 183,622	$ 1,195
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

BioClonetics Immunotherapeutics, Inc. (the "Company"), is a corporation organized December 24, 2009, formed under the laws of Texas. The Company is a biotechnology company with a proprietary methodology for producing fully human lgG1 monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not yet produced revenues and is dependent upon additional capital resources for its planned operations, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried no receivables and no allowances as of either date.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017 or 2016.

Fraud Loss

The Company realized a $13,846 loss due to a fraudulent payment request that was fulfilled but was not valid and was not recoverable.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $269,329 and $68,229 as of December 31, 2017 and 2016, respectively. The Company pays federal and Texas income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive net tax assets of $67,197 and $17,027 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $217,470 and $95,511 during the years ended December 31, 2017 and 2016, respectively and has accumulated deficit of $353,755 and $136,285 as of December 31, 2017 and 2016, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through a Regulation Crowdfunding offering of convertible debt in 2018. Additionally, the Company is focusing efforts in the year ahead on identifying an acquisition partner to acquire its technology and/or the Company and believes with the additional funding planned for 2018 it will be able to further its technology and regulatory approvals to make it an attractive acquisition target for pharmaceutical companies. No assurance can be given that the Company will be successful in these efforts.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

At inception, the Company authorized 100,000 shares of common stock with $0.01 par value and 50,000 shares of preferred stock with $0.01 par value. As of December 31, 2017, and 2016, 30,000 and 30,000 shares of common stock were issued and outstanding, respectively. As of December 31, 2017 and 2016, 0 and 0 shares of preferred stock were issued and outstanding, respectively.

Stock Issuances

The Company issued 30,000 shares of its common stock to its founders in 2015 at a price per share of $0.01. Additional paid in capital contributions of $0 and $64,326 were received for the years ended December 31, 2017 and 2016, respectively.

NOTE 5: SAFE AGREEMENTS

During the year ended December 31, 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $386,766. Offering costs for this issuance totaled $26,622. All issuance costs incurred have been recorded as 2017 SAFE offering costs on the statement of operations, as a maturity date was not estimable. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

The SAFE agreements become convertible into shares of the Company's preferred stock upon an equity financing of its preferred stock (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 30% discount to the pricing in the triggering equity financing; B) the price implied by a $6,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

If there is a liquidity event the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event. In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

The Company may, at its election, repurchase the SAFE agreements from those investors that did not qualify as "major investors" under the agreement terms (as defined in the agreements) at the greater of the original purchase price or the then fair market value of the instrument.

As of December 31, 2017, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 6: RELATED PARTY PAYABLE

Officers of the Company advance funds to the Company in the normal course of business. The amount due to the officers as of December 31, 2017 and 2016 was $27,330 and $17,234, respectively. The $17,234 was paid back to the officer in 2017, while another officer advanced the Company funds throughout 2017. These advances bear no interest and are considered payable on demand.

The founders of the Company received compensation for services rendered for the years ended December 31, 2017 and 2016 totaling $26,000 and $32,500, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to

customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Convertible Note Offering

During 2018, the Company has sought to raise up to $148,234 in an offering of convertible notes pursuant to an offering under Regulation Crowdfunding. As of June 8, 2018, investor commitments of $148,234 have been received by the Company. The convertible note agreements become convertible into shares of the Company's common stock upon a qualified equity financing (as defined in the agreements). The number of shares the convertible note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 30% discount to the pricing in the triggering equity financing; B) the price implied by a $15,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The note agreements bear interest at 2% and mature on November 30, 2020.

Management's Evaluation

Management has evaluated all subsequent events through June 8, 2018, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













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BioClonetics is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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BioClonetics
Developing a Cure for HIV
Small OPO   Heath, TX   Biotechnology   Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

Designing the First Cure for HIV Through the Use of Monoclonal Antibodies

Invest in BioClonetics

Despite claiming the lives of over 320 children and almost 3000 adults every 24 hours, HIV has not received the public attention or private investment that it deserves. Many people think the HIV outbreak is over,

Today, 57% of those infected with HIV have no treatment, while the 43% who are treated are treated using antiretroviral drugs (ARVs) which are both toxic and expensive. **BioClonetics is committed to finding an accessible and affordable HIV cure.**

Key Facts

- We have created a cell line that produces an anti-HIV antibody called Clone 3.
- We have demonstrated that Clone 3 neutralizes all clades and groups of HIV isolates.
- We have identified that Clone 3 targets HIV at an immutable site on the HIV virus.
- We expect to complete animal trials within 24 months.
- We are working with several world-class laboratories who will assist us in conducting the next steps of our plan.

Investment

INVESTMENT OPPORTUNITY | Convertible Note
Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing.
$15M valuation cap
2% yearly interest rate
30% Discount
Maturity Date: 11/30/20
Maximum ($683,234) of Convertible Notes
Minimum ($10,000) of Convertible Notes

What is a Convertible Note?
A convertible note offers you the right to receive shares of Common Stock in BioClonetics. The number of shares you will receive in the future will be determined at the next equity round in which BioClonetics raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $15M company valuation cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

Investor Perks

All investors
Frequent updates on our technology progress

$1,000+
Your place on the Official Founders Page of the website - Exclusive content and frequent company updates - Access to the investors only BioClonetics Founder Group on Facebook

$5,000+
Twice yearly update through call from the COO - Your place on the Official Founders Page of the website - Access to the investors only BioClonetics Founder Group on Facebook

*All perks occur after the offering is completed.

"BioClonetics is finalizing the production and testing of a monoclonal antibody to treat patients with HIV. HIV is a virus that infects 37 million and kills over 1 million every year, and today there is still no cure. At BioClonetics, we've created a cell line that produces fully human monoclonal antibodies that specifically target and neutralize the HIV virus. If successful, this could be the first true cure for HIV at a fraction of the price of current treatment."

Charles S. Cotopria

CEO/President, BioClonetics Immunotherapeutics, Inc.

Over 1,000,000

people die every year from HIV

Most people know of the U.S. HIV epidemic of 1980s, and although the alarming death rates due to HIV/AIDS has slowed, it is still a prominent and fatal disease. HIV is still one of the top causes of death worldwide. Moreover, the number of newly infected patients greatly outnumbers (by 1 Million per year) those who perish and thus the number of infected is ever increasing.

1,800,000	~ 400	Over 320
Estimated people are infected with HIV each year	Children Infected everyday - most through maternal-child transmission	Children die everyday from the HIV infection
Source	Source	



Current Treatment for HIV is Toxic and Expensive

Antiretroviral chemothereapy (ARVs) is currently used to suppress HIV symptoms—but require lifelong treatment and can have major consequences.

In the U.S., the FDA has approved the use of ARVs (antiretroviral chemotherapy) as the main treatment for HIV patients. And though ARVs can improve a patient's health for decades, they are highly toxic. ARVs can cause severe damage to organs including the heart and kidneys, decrease bone-mineral density, and result in Vitamin D deficiency. ARVs treatment is also necessary for life and cost of treatment is high and non existent for many patients.

Only 43%	Treatment Costs are Expensive
Of people living with HIV are receiving treatment	Source
Source	

On Our Way to a Cure for HIV

We've created an antibody that targets & neutralizes the HIV virus.

At BioClonetics Immunotherapeutics, we're one step closer to ending the search for the HIV cure. We have discovered and developed a proprietary cell line that produces a fully-human antibody proven to specifically target and effectively neutralize HIV-1. These validating tests were conducted at Harvard Medical School, Duke University, Univ. of Calif. San Francisco, Univ. of South Florida and Polymun Scientific.

Already Verified in Five Different Laboraties

    

Take a Closer Look at the Treatment

Clone 3 is what's known as a monoclonal antibody—a laboratory-made molecule produced by repeated replication of a single parent cell.

Monoclonal antibodies mimic the ones your body naturally produces as part of your immune system's response to germs, viruses and other invaders. Because monoclonal antibodies come from a single cell source, they're engineered to target a specific part of a virus. The Clone 3 monoclonal antibodies that we're developing target a specific site on HIV and as a result neutralizes the virus.





The HIV target KLIC site *neutralized* by Clone 3 exists in **98%** of all known HIV viral strains.

■ Conserved Homology 20%

■ Identical 78%

■ Non-conserved 2%

4,173 HIV viruses identified in 60 countries representing all clinically-identified viruses available to the Los Alamos HIV viral sequence database repository

HIV gp41 viral stalk



Clone 3

BioClonetics has created a cell line that produces a fully human monoclonal antibody, the Clone 3 antibody, that binds to and neutralizes the HIV virus.

Global Effectiveness

Clone 3 Antibody targets 98% of all HIV viral strains worldwide, via epitope KLIC.

Proof of Efficacy

Tests in 5 international research institutes have shown that Clone 3 Antibody neutralizes 41 out of 43 (over 95%) of primary HIV isolates tested. By comparison, clinical use of approved Fuzeon (used as an HIV inhibitor) shows the viral burden to be less than 50 copies of HIV in only an average of 33% of patients.

What We've Achieved So Far

BioClonetics has laid the groundwork for a major breakthrough in the fight against HIV, and we've gained some incredible traction in our efforts.







The Completed Research

Isolating and cloning of the B cells of HIV patients to create monoclonal antibodies. Screening of the resulting antibodies and the identification of Clone 3. In-vitro testing of Clone 3 against HIV strains to confirm neutralizing capability. Identification of the binding site of Clone 3 on the HIV virus. Full identification of the complete heavy chain amino acid structure of Clone 3.

Potential Strategic Partnerships

A major pharmaceutical company has indicated that it will promote our technology upon our successful completion of the next step of producing and testing what is known as the "recombinant" form of Clone 3.

Manufacturing and Distribution

We have several world-class laboratories with whom we are working who are assisting us in conducting the next steps of our plan.

Our Next Steps

Clone 3 Recombinant

6 months

Producing the recombinant of the Clone 3 antibody for testing and later patient therapy.

Testing the Recombinant

6 months

Testing of the recombinant against HIV strains to validate effectiveness.

Pre-Clinical Primate Trials

12 months

Pre-clinical primate macaque trials to validate effectiveness in primates.

Help Us Defeat HIV

Dear potential investors,

We hope you have had an opportunity to review our technology and its potential for providing a meaningful and revolutionary therapy for HIV patients. We have laid out information showing the potential of our technology - and even more information may be found on our website.

All of that information is about the therapeutic potential of our technology. However, let me share information about another side of our effort – namely the underlying motivation.

As Pollyannaish as it may sound, the primary motivation of each member of our team is the desire to save lives. Each year, HIV takes the lives of over 1 million individuals. And in 2015, 115,000 children died of AIDS-related illnesses (over 300 each day).

Approximately 2 million people are newly infected each year with HIV. And over 36 million individuals today have the virus.

The time for a cure for HIV has long since passed. However, the efforts of Big Pharma have been misdirected, either through their failure to properly apply new and more effective technology or a desire to focus on the financial bottom line rather than the needs of patients – with a focus on profit from providing a treatment and not a cure.

With regard to HIV, all one needs to know is that over 300 children die each day from this disease. This is far more more than the number who perish from cancer. However, this present day tragedy is allowed to continue day to day, week to week and year to year without proper focus or financial support from either governments or the private or big Pharma establishments.

We recognize however that sometimes good intentions are not enough to raise capital needed to properly address a pandemic that has existed for decades. Indeed, you are probably reading this letter with the rightful focus on the potential for a probable successful financial investment. While we have as a primary focus the good that can come from our technology, it is a fact, and in this day sometimes a rare situation, that our case presents both a potential for humanitarian good and financial reward.

We believe that our technology provides the rare opportunity to invest in something that is meaningful for mankind and particularly in areas of the world where

medical therapies are not as readily available as in the US, and at the same time provide the potential for financial success. As to this potential, we point to the fact that $16 Billion is now spent every year on antiretroviral drugs that treat but do not cure HIV patients. As an investor, I am sure your interest is focused initially on the financial potential, but in this case, you can participate both in that potential as well as the potential humanitarian benefit that arises for a cure for HIV. Your contribution would be a step toward both.

We hope you will join us in this endeavor.

Sincerely,

Charles S. Cotropia
CEO
BioClonetics Immunotherapeutics, Inc.



1995-2000 — Creating the anti-HIV Cell Line: Dr. Cotropia developed a proprietary method for isolating and cloning B cells from HIV patients who displayed a natural resistance to HIV to produce anti-HIV monoclonal antibodies.

2002-2008 — Testing of Our Monoclonal Antibodies: The monoclonal antibodies were tested against 43 HIV strains in 5 independent laboratories - Univ. Calif. San Francisco, Univ. S. Florida, Polymun Scientific, Duke Univ. and Harvard Medical School.

2008 — Validation of Effectiveness of Clone 3: Tests confirmed that one of the antibodies (Clone 3) neutralized over 95% of the HIV strains against which it was tested.

December 2009 — Company Formation: BioClonetics formed to further develop Clone 3 antibody for treatment of HIV patients.

2011-2016 — Additional Development: Lab analysis conducted to identify the amino acid heavy chain sequence that programs for the antibody and analysis progressed on identification of the light chain sequence.

2016-2017 — BioClonetics is live on Wefunder: Over $360,000 is raised from 638 investors.

May 18, 2017 — Patenting the technology: Filing U.S. Patent application Serial Nos. 62/506707 & 62/528554 covering Anti-HIV Small Peptide Antibodies & Method for Producing Monoclonal Antibodies against infectious diseases.

August 2017 — Partnering with Serum Institute: Partnership with Serum Institute to finalize the development of the Clone 3 antibody for advancing to animal and human trials.

September 2017 — New Lab Engagements: Two additional labs in Australia and New Jersey were engaged in concert with Serum Institute to complete the sequencing and recombinant production.

October 2017 — BioClonetics Launches on StartEngine!: BioClonetics seeks to raise funds from passionate investors to advance its technology

March 2018 — Preparation of Recombinant Clone 3 Antibody: Completion of production of the Clone 3 recombinant for animal trials and later clinical trials. (ANTICIPATED)

September 2018 — Recombinant Testing ,/ Begin Primate Trials: Testing of recombinant antibody followed by pre-clinical primate Macaque trials to validate effectiveness leading to clinical trials (ANTICIPATED)

In the Press

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Meet Our Team



Charles S. Cotropia
CEO/President/Director

Charles Cotropia is a co-founder and CEO/President of BioClonetics. He holds a JD degree from Cornell University and a Bachelor of Science Degree in Aerospace Engineering from the Univ. of Texas- Austin. Charles worked as a stress analysis engineer at Lockheed Aircraft before attending Law School at Cornell Univ., Ithaca-NY. After graduating from Cornell Law School, Charles began his 44 year legal career in Dallas, Texas serving clients in the intellectual property law field. For 18 years, he served as a partner in the firm Sidley Austin LLP, an international law firm, where he represented clients in intellectual property law and related matters in



Joseph P. Cotropia
Chief Science Officer/Vice-President/Director

Dr. Cotropia is a co-founder and CSO of BioClonetics. He received his Medical Degree from the Southwestern Medical School Dallas and completed his residency at Southwestern. Prior to attending medical school, he obtained a B.S. Degree in Chemistry from the Univ. of Texas-Austin and a Masters in Science Degree in Physiological Chemistry from the Univ. of Wisconsin-Madison. He has over 45 years of experience in medical research and practice. In these 45 years, Dr. Cotropia has had extensive training in both clinical research and academic medicine environments, and has been



Gaurav Chandra
Chief Operating Officer Research and Development

Dr. Chandra obtained his medical degree from Kasturba Medical College, Manipal, India and conducted his surgery residency at Montefiore Albert Einstein College of Medicine, Bronx, New York. He holds a Masters Degree in Business Administration from the Univ. of Colorado-Denver. He has served as a Senior Research Assistant/Clinical Fellow Clinical Islet Cell Transplantation and Cell Biology at Joslin Diabetes Center (Mass General Hospital/Brigham Woman's Hospital) working on Human Islet Transplantation as part of an initiative to develop cures for Diabetes. He is

the fields of biotech, aerospace, oil and gas exploration, electronics, software and related fields. His legal career spans 44 years of practice where he managed client matters in numerous technologies involving patenting, licensing and enforcing intellectual property rights. His practice included representing Fortune 500, as well as mid to small, companies and individual inventors and entrepreneurs. He has drafted and prosecuted over 800 patents in the US and foreign countries and has litigated intellectual property cases in Federal and State Courts. In addition, Charles also served as Vice-President of BioClonetics from 2009 until 2017. before becoming President of the Company.



involved primarily in the immunological aspects of health care at local, state and national levels. He has been a researcher and reviewer of pre-clinical biologic protocols at the United States Food and Drug Administration [FDA] and from this work at the FDA is knowledgeable in all of the aspects of federal regulatory controls regarding investigation of new drugs and licensing of biological products. Dr. Cotropia invented a proprietary methodology for producing fully human IgG1 monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy. From this methodology, the Company has created proprietary cell lines that produce fully human monoclonal antibodies that target and neutralize HIV. Such methodology is applicable to the production of monoclonal antibodies against other human, as well as animal, infectious diseases.   Dr. Cotropia served as President of BioClonetics from 2009 until 2017 and is now CSO of the Company.



presently a Consultant Surgeon in the Department of Burn Surgery, Red Cross Children's Hospital Cape Town, South Africa. In addition to now serving as the COO and Vice President of BioClonetics (2015-present), he is also the CEO of GlobeMD (2014-present). Through partnering with global hospitals and healthcare providers, GlobeMD is the first ever comprehensive digital marketplace for medical tourists.   Dr. Chandra is also the CEO and Chairman of United International Diagnostics and United International Health Solutions (Hospitals) (2014-2016). As CEO of United International Diagnostics, he guided the launch and successful establishment of a multi-million dollar Diagnostic Center Network in India that provides a complete Diagnostic Solution to Hospitals and Medical Institutions, leading a company of 100+ employees to success. Dr. Chandra has also served in the past 3 years as CEO of Chemokind Inc. (2015-2016), a company that incorporates therapeutic strategies inspired by biological design. In the past 3 years, Dr. Chandra has also served as CEO of Advanced Medical Information Technology (2013-2014), a company providing mobile health platforms that simplifies healthcare management for patients and physicians.





Paul D. Fellegy
Chief Financial Officer/Secretary/Treasure/Director
Paul Fellegy is the Chief Financial Officer of BioClonetics. Paul received his Bachelor of Arts Degree in Zoology and Animal Biology from Drew University. He also holds a graduate Fellowship from Jagiellonian University and has completed graduate computer course work at Boston University. He has 25 years of financial operations and audit experience in the banking and financial services industries in Boston, Massachusetts market. Paul began his career with Shawmut Bank, later acquired by Bank of America. Following this experience, Paul went on to a consulting career with the mutual funds clients in Boston including Fidelity Investments, Putman Investments, John Hancock and Commonwealth Bank and Trust, among other organizations providing services to the financial industry.





Ellen S. Vitetta, Ph.D.
Scientific Advisory Board
Director of the Cancer Immunobiology Center at the University of Texas Southwestern Medical Center in Dallas. American Association of Immunologists Lifetime Achievement Award (2007); Texas Women's Hall of Fame Award (2007)



Yvonne J. Bryson, M.D.
Scientific Advisory Board
Professor of Pediatrics and Chief, Division of Pediatric Infectious Diseases, David Geffen School of Medicine, Mattel Children's Hospital at UCLA, Marian Davies Children Center at LA, California.





Dalila B. Corry, M.D.
Scientific Advisory Board
Professor of Clinical Medicine, Chief, Division of Nephrology, David Geffen School of Medicine at UCLA, Los Angeles, California.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Common Stock when the company raises $1,500,000 in qualified equity financing

Maturity Date: 11/30/2020

$15M valuation cap

2% annual interest rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

30% Discount

Maximum ($683,234) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	BioClonetics Immunotherapeutics, Inc.
Corporate Address	1756 Bison Meadow Lane, Heath, Texas 75032
Description of Business	BioClonetics is developing a cure for HIV using fully human monoclonal antibodies.
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$400

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in BioClonetics. The number of shares you will receive in the future will be determined at the next equity round in which BioClonetics raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $15,000,000 company valuation cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 2% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into stock.

Perks

All investors **-** Frequent updates on our technology progress

$1,000+ Your place on the Official Founders Page of the website - Exclusive content and frequent company updates - Access to the investors only BioClonetics Founder Group on Facebook

$5,000+ Twice yearly update through call from the COO - Your place on the Official Founders Page of the website - Access to the investors only BioClonetics Founder Group on Facebook

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders (This bonus period is concluded as of 5:30PM PT on January 5, 2018)

BioClonetics Immunotherapeutics, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest **within a 24-hour window of their campaign launch date**. For example, if invest in the first 24 hours, your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Great Progress!

1 day ago

We are making great progress in validating our anti-HIV monoclonal antibody technology. We urge all of our followers and prospective investors to join us in the advancement of our technology. Your investment makes our ultimate success possible.

As we have reported, our parent monoclonal antibody has been previously tested in 5 international labs and shown to effectively neutralize multiple HIV isolates (strains of the virus) (http://www.bioclonetics.com/validation.html). We have prepared the required recombinant antibodies, required by the FDA for use in patient therapy, from the parent antibody and are in the process of testing these recombinants to demonstrate that they are equally as effectiveness as the parent antibody.

In the initial tests of our parent antibody, the antibody was tested by the 5 labs using the most strenuous and sophisticated test system – known as a PBMC-based neutralization assay test. In such test, an antibody is tested against live HIV viruses. The use of this test methodology is significant in that we are confident that it is far more reliable than other "rapid tests" methodologies (such as the TZM.bl assay test) that have been designed to provide quick results but results that do not have concordance with the more direct and sophisticated PBMC-based neutralization assay test. Such rapid tests can be conducted quickly and less expensively but because the test does not measure the effectiveness against real world HIV viral strains - but rather uses pseudo viruses – they do not represent the real world presented by actual HIV viral strains.

Others do use such tests – since they are less time consuming and less expensive – but it is clear that testing against a pseudo virus is not the same as testing against actual HIV viral isolates. And those using these lesser tests have not provided a successful therapy.

Identifying labs with the expertise and sophistication to conduct the more sophisticated PBMC-based neutralization tests is a challenge – in large part because of the extra complexity introduced by the necessity of using live HIV virus in conducting the tests. We have the benefit of the partnering with Texas Biomedical Research Institute who has expertise in conducting PBMC-based assay testing. Plans are now being made for using such methodology to tests the 6 recombinant antibodies we have produced.

Additionally, just this week, we have engaged a second West coast lab with the specialized capability of performing PBMC-based assay testing. We have engaged this lab to test our recombinant antibodies against 10 different HIV isolates (strains of the virus). These tests, combined with those expected from Teas BioMedical, will provide an accurate evaluation of how our antibody will function in actual clinical trials and patient therapy.

Your investment makes these tests possible.

A Second Therapy is Also Now Being Created.

Using our technology, we have also just initiated a separate and highly complementary therapeutic approach to treating HIV.

As we have described, from the parent antibody, a first recombinant antibody form (call the IgG antibody structure) has been created. And as just described, these recombinants are scheduled to be tested in PBMC-based assays against HIV isolates (strains of the virus) in 2 separate labs.

This IgG antibody form of our antibody protects against HIV replication within the human blood circulatory system. In other words, this form of the antibody (the IgG antibody structure) prevents the virus from replicating in the human body – a step critical to providing an HIV cure.

But, there is another functional antibody category called "IgA antibody" that can be used against HIV. IgA antibodies protect against HIV infections that occur at mucosal surfaces, specifically, for example, vaginal, anal and oral mucosal surfaces of the human body.

HIV exposure at the mucosal surfaces accounts for the majority of HIV infections which occur upon initial contact with the HIV virus.

Procedures are now available for creating this IgA structure from our existing IgG structure (this is called a "class-switch"). We have today initiated the process for creating this IgA structure by "class switching". This process uses currently available biotechnological methodology – starting with our now known recombinant IgG antibody structure and producing the IgA structure – resulting in an additional protective structural class of antibodies. This therapy will expectedly provide a protective immunological defense against initial exposure to HIV virus at mucosal surfaces, such as occurs in the passage of the virus from mother to child through maternal breast feeding.

Our lab is now producing this second line of defense. Preparation of this IgA structure is in progress as you read this update.

Your investment makes this second line of defense possible.

We thank you for your support. It makes our progress possible.

Best regards,

Charles

Charles Cotropia

CEO BioClonetics

Notice of Funds Disbursement

6 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BioClonetics has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BioClonetics be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Our Progress Continues - Thanks to All New Investors

7 days ago

To all New and Existing Investors and to our Followers,

We extend our sincere appreciation and welcome to all of our new investors. We have had many new investors join us recently and we thank each of you for your confidence in our technology.

Many have also indicated an intention to invest. If you have done so but have not finalized your investment, we ask that you do so while our campaign is still ongoing. If you are asked by Startengine to re-confirm your investment, please do so as your support makes our progress possible.

We have made great progress this week. Importantly, additional recombinant antibodies have been created and were yesterday delivered to our research partner the Texas BioMedical Research Institute (https://www.txbiomed.org/) in San Antonio, Texas, for testing. Texas BioMedical will test these recombinants against a full panel of HIV isolates (strains of the virus) to confirm their effectiveness in neutralizing the HIV virus. As you can appreciate, such testing can only be completed in a highly specialized laboratory and will take some time to complete.

For those that are new to our team, let me back up and give me a bit of background leading to where we are today. As our existing investors know, we have previously produced a fully human monoclonal anti-HIV antibody and have successfully tested this parent antibody in 5 separate international labs where it neutralized (at IC 90) 95% of primary HIV isolates - from HIV clades A, B, C, E and F - against which it was tested. These tests were conducted at University of California, San Francisco, CA, USA (Jay Levy, M.D.); University of South Florida, Tampa, FL, USA (Kenneth Ugen, Ph.D.); Polymun Scientific, GmbH, Vienna, AUSTRIA, (Hermann Katinger, Ph.D.); Duke University, Durham, NC, USA (David Montefiori, Ph.D.); Dana Farber Cancer Institute (DFCI), Harvard Medical School, Boston, MA, USA, (Ruth Ruprecht, M.D., Ph.D.). These results can be viewed on our website at - http://www.bioclonetics.com/validation.html.

We have now produced recombinant forms of the antibody – this is the form that is necessary for use in patient therapy and thus they must be tested before reaching clinical trials.

Six distinctive recombinants have been produced for testing. These are each slight variants which will provide an increased likelihood of

six distinctive recombinants have been produced for testing. These are each slight variants which will provide an increased likelihood of identifying the most effective therapeutic. Additionally, Texas BioMedical is associated with the animal trial facility at the Southwest National Primate Research Center, also in San Antonio, Texas (http://snprc.org/primates/macaques/) and animal trials using our recombinant antibodies will be conducted there.

We are also preparing additional patent applications covering the original created recombinants and newly created variant recombinants that have just been produced.

We are looking further into the future by having discussions with pharmaceutical companies (both in the U.S. and in foreign countries) who we expect to interest in partnering with us to take our technology into clinical trials.

Your support and investment has made all this possible and we extend our thanks to you for joining us in this journey. Although progress in this field does take time, we are aligning ourselves with those capable of reaching our goal of providing a successful therapy against HIV.

Thanks again for your support.

Best regards,

Charles

Charles Cotropia

CEO

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BioClonetics has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BioClonetics be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

OUR CAMPAIGN CLOSES IN 24 DAYS - A GREAT SUCCESS THANKS TO ALL OF OUR INVESTORS.

20 days ago

Update to all of our investors and followers,

We wholeheartedly welcome all of our new investors. Thank you for your investment and support. This report will bring you up-to-date.

Our crowdfunding efforts on www.startengine.com/bioclonetics will end in 24 days on July 2. We ask that any investor who have not finalizing his or her investment, please do so. Your support makes our progress possible. We also ask that you consider sharing our technology with friends and acquaintances. We believe they will have the same interest in our efforts as you do.

Within the last week, we have completed the production of 3 additional recombinants of our parent antibody which will now be tested for efficacy with the original 3 recently prepared recombinants.

As you will recall, our parent antibody has been successfully tested in 5 international laboratories where it demonstrated the ability to neutralize (at IC 90) 95% of primary HIV isolates - from HIV clades A, B, C, E and F - against which it was tested. These tests were conducted at University of California, San Francisco, CA, USA (Jay Levy, M.D.); University of South Florida, Tampa, FL, USA (Kenneth Ugen, Ph.D.); Polymun Scientific, GmbH, Vienna, AUSTRIA, (Hermann Katinger, Ph.D.); Duke University, Durham, NC, USA (David Montefiori, Ph.D.); Dana Farber Cancer Institute (DFCI), Harvard Medical School, Boston, MA, USA, (Ruth Ruprecht, M.D., Ph.D.). These results can be viewed on our website at - http://www.bioclonetics.com/validation.html.

Recombinants of the parent antibody are required by the FDA for use in clinical trials and then patient therapy. We have previously produced 3 recombinants of the parent and now have produced 3 additional recombinants. These new recombinants are slight variations of the previously completed recombinants. Each of the now 6 recombinants are scheduled for testing at the Texas Biomedical Research Institute (https://www.txbiomed.org/).

We are fortunate to have the assistance of this world-renowned Institute to complete the testing of these recombinants.

Why have we produced additional recombinants?

Let me use this analogy. Assume you are the CEO of The Coca-Cola company. Your technical staff suggest that the formula for the "original Coke" product can be improved. Indeed, your team sets out to produce "New Coke" and supply it to the market. You are aware that your original formula is a success - in fact, over the company's 126-year existence, you have sold billions upon billions of Coke products. When "New Coke" is introduced, you find that there are benefits to both "New Coke" and to "Classic Coke". The formulation is ever so slightly different but each has its strong points. Note that only you can produce "New Coke" as you have the secret formula unknown to your competitors.

In our case, we have the complete amino acid sequence that programs for our monoclonal antibody. The parent monoclonal is composed of a sequence of 1346 amino acids that program for the antibody. These amino acids can be visualized as a long string-like pearl necklace that make up the antibody. From this formulation of 1346 amino acids, "recombinants" can be produced (as are required by the FDA for patient therapy) and by changing any one of the 1346 amino acids, a new recombinant is formed.

We don't know how The Coca Cola Company decided which ingredient to change to produce "New Coke". We do know where along the 1346 amino acid sequence of our antibody changes can improve efficacy. The Coca Cola Company probably knew the same.

Each of the 6 recombinants will now be tested. We could end up with both a "Classic Coke" and "New Coke" for use in patient therapy.

Given that our crowdfunding effort will conclude on July 2, we ask that you consider finalizing your investment if you have not done so. We also ask that you consider sharing our technology with friends and acquaintances. We believe they will have the same interest in our technology and our efforts as you have.

Best regards,

Charles

Charles Cotropia

CEO BioClonetics

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BioClonetics has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BioClonetics be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

WHY MONOCLONAL ANTIBODIES ARE SUPERIOR TO USING ANTIRETROVIRALS TO TREAT HIV.

about 1 month ago

One of our followers posed the following insightful and significant question. We believe the question and our answer will be of interest to all of our investors and followers:

Question:

Can you address, with excruciating clarity, whether your work is focused on viral suppression (management) or an actual cure? As someone who is HIV+ and who has followed research in this field for years, we are constantly hearing of 'breakthroughs,' but almost every one is focused on suppression to undetectable levels (which of course, is wonderful!), but there seems to be a 'gap' when it comes to actually finding a CURE that will render an HIV positive person 100% cleared of the virus.

Answer:

First, there is an important and critical difference between the way antibodies work as compared to the way chemotherapy (antiretrovirals (ARVs) – the current treatment for HIV) works in the body. Both have a place but they significantly differ in the following way.

CHEMOTHERAPY (ANTIRETROVIRAL THERAPY) FOLLOWS THE FIRST ORDER PHARMACOKINETICS

Chemotherapy (antiretroviral therapy) follows First Order Pharmacokinetics meaning it offers at best a fractional kill of the viral burden leaving a percentage of the virus remaining after each cycle of antiretroviral therapy. If the chemotherapy provides a 90% kill, there will always be 10% of the virus remaining. Thus, even though therapy is repeated, there will always be a residual virus remaining - although diminishing, it will always be present. Moreover, if the virus mutates in a way to escape the effectiveness of the chemotherapy, the chemotherapy will never completely rid the body of the virus. Consider this example - assume you have deadly bacteria on your lab work bench (or for that matter on your kitchen floor) and you use a chemical that you know will be 90% effective against the bacteria. When you use it, you leave 10% of the bacteria alive and it

and you use a chemical that you know will be 90% effective against the bacteria. When you use it, you leave 10% of the bacteria alive and it reproduces to re-infect the area. No matter how many times you use the chemical, you always leave 10% alive and while you diminish the bacteria, it will always remain.

Thus, ARVs can never produce a zero-virus load in the body, since a fraction (e.g., 10%) of the virus burden remains as a result after each cycle of ARV treatment.

IMMUOTHERAPY (ANTIBODY THERAPY) FOLLOWS ZERO ORDER PHARMACOKINETICS

Monoclonal antibody therapy is immunotherapy, which operated under a different mechanism than antiretroviral therapy. Specifically, immunotherapy follows Zero Order Pharmacokinetics – meaning that it can theoretically achieve a 100% neutralization of the virus. As a result, monoclonal antibody therapy can eradicate all (100%) of HIV present while ARVs only remove a fraction of the virus. Again, back to my analogy – assume your lab workbench contains deadly bacteria – if you can remove all of the bacteria (100%), then there are no remaining remnants to continue to infect the area.

In summary, monoclonal antibody therapy follows Zero Order Pharmacokinetics – meaning that it can theoretically neutralization 100% of the virus. Antiretroviral therapy follows First Order Pharmacokinetics - meaning it achieves--at best--only a fractional log viral kill. Thus, ARVs do not offer the prospect of a cure.

This is not to say that the two therapies may not someday be used hand and glove – meaning chemotherapy could be used to reduce the viral load and immunotherapy (monoclonal antibodies) used to clean out the residual viral load.

Now, let's look one step further.

Not every monoclonal antibody will be successful. Specifically, a monoclonal antibody that attacks the virus at a site on the virus that mutates will ultimately be evaded by the virus. For example, the monoclonal antibody VRC01, produced by Vaccine Research Center, was found to delay but not prevent HIV rebound after antiretroviral treatment interruption. http://www.aidsmap.com/VRC01-antibody-delays-but-does-not-prevent-HIV-rebound-after-antiretroviral-treatment-interruption/page/3047632/. Other attempts such as use of CRISPR/Cas9, have not been successful. While this therapy suppresses the virus, the same process that inactivates the deadly virus may also enable it to escape the treatment. http://www.the-scientist.com/?articles.view/articleNo/45757/title/How-HIV-Can-Escape-an-Experimental-CRISPR-Therapy/.

Thus, for a monoclonal antibody therapy to have conclusive effect, it must target an immutable (non-varying) site on the virus – otherwise the virus "escapes" around it. Our antibody targets an immutable site on the virus (located on the part of the virus known as "gp 41") and has been shown to fully neutralize the virus (all clades and groups) in *in vitro* tests conducted in 5 international labs (University of California, San Francisco, CA, USA (Jay Levy, M.D.); University of South Florida, Tampa, FL, USA (Kenneth Ugen, Ph.D.); Polymun Scientific, GmbH, Vienna, Austria, (Hermann Katinger, Ph.D.); Duke University, Durham, NC, USA (David Montefiori, Ph.D.) and Dana Farber Cancer Institute (DFCI), Harvard Medical School, Boston, MA, USA, (Ruth Ruprecht, M.D., Ph.D.). (http://www.bioclonetics.com/validation.html) These tests also demonstrated that the antibody is effective against all clades and groups found around the world. http://www.bioclonetics.com/effectiveness.html.

We trust that this explanation provides some insight why we believe that application of monoclonal antibodies will be critical to successfully addressing the HIV pandemic.

Our Progress Toward a Cure for HIV

about 1 month ago

To all New and Existing Investors,

We extend our sincere appreciation and welcome to all of our new investors. Your confidence in our technology is sincerely appreciated and fully recognized. Please share this updated information about our technology with your friends and acquaintances as their interest may be the same as yours.

We have made great progress this week. Importantly, we have completed the necessary formal agreements leading to the arrangement with the Texas BioMedical Research Institute (https://www.txbiomed.org/) in San Antonio, Texas, a world class institution, for the testing of the recombinant antibodies that have just been produced. Texas BioMedical will test our recombinants against a full panel of HIV isolates (strains of the virus) to confirm their effectiveness in neutralizing the HIV virus. As you can appreciate, such testing can only be completed in a highly specialized laboratory.

For those that are new to our team, let me back up and give me a bit of background leading to where we are today. As our existing investors know, we have previously produced a fully human monoclonal anti-HIV antibody and have successfully tested this parent antibody in 5 separate international labs where it neutralized (at IC 90) 95% of primary HIV isolates - from HIV clades A, B, C, E and F - against which it was tested. These tests were conducted at University of California, San Francisco, CA, USA (Jay Levy, M.D.); University of South Florida, Tampa, FL, USA (Kenneth Ugen, Ph.D.); Polymun Scientific, GmbH, Vienna, AUSTRIA, (Hermann Katinger, Ph.D.); Duke University, Durham, NC, USA (David Montefiori, Ph.D.); Dana Farber Cancer Institute (DFCI), Harvard Medical School, Boston, MA, USA, (Ruth Ruprecht, M.D., Ph.D.). These results can be viewed on our website at - http://www.bioclonetics.com/validation.html.

We have now produced recombinant forms of the antibody which are necessary for use in patient therapy.

This week, we completed agreements for testing these antibody recombinants against a full panel of HIV isolates to confirm that they have the same efficacy against the HIV virus as the parent antibody. These tests will be conducted at the Texas BioMedical Research Institute (https://www.txbiomed.org/) in San Antonio, Texas. A review of the credentials of Texas BioMedical will reveal the value of having our monoclonal antibodies tested at this renown institution. Additionally, Texas BioMedical is associated with the animal trial facility at the Southwest National Primate Research Center, also in San Antonio, Texas (http://snprc.org/primates/macaques/). After testing our recombinant antibodies against HIV isolates (strains of the virus), animal trials will then be available to us through this relationship.

We have also begun the preparation of additional patent applications covering the newly created recombinants and additional recombinants (variations of the parent antibody) that are also currently being produced.

We are looking further into the future by having discussions with pharmaceutical companies (both in the U.S. and in foreign countries) who we expect to interest in partnering with us to take our technology into clinical trials.

Your support and investment has made all this possible and we extend our thanks to you for joining us in this journey. Although progress in this field can and will be challenging, we are aligning ourselves with those capable of reaching our goal of providing a successfully therapy against HIV.

Thanks again for your support.

Best regards,

Charles

Charles Cotropia

CEO

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BioClonetics has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BioClonetics be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Welcome to our New Investors

about 2 months ago

Welcome and thanks to all our new investors. We are making great progress with the support of all existing and new investors and ask that you each share our funding effort and technology with friends and acquaintances. Our thanks go out to each of you as we know the decision to invest is not an easy one and takes sacrifice, commitment and trust.

Since my last update, we have now arranged for the testing of our recombinant antibodies which have been recently produced.

I can explain the importance of recombinant antibody production in this way. As mentioned in early reports, we have previously demonstrated that our anti-HIV monoclonal antibody, produced by the parent cell line, fully neutralizes over 95% of all strains of the HIV virus against which it was tested in 5 separate international labs – the test results are shown on our website at http://www.bioclonetics.com/validation.html. Because the parent antibody (as is usual) does not produce sufficient quantities of our antibody for patient therapy, the antibody has been reconfigured using a fast-producing CHO cell line to provide the pharmaceutical form for further testing and patient therapy. Having produced this recombinant form, it will now be tested to confirm its effectiveness leading to animal and then clinical trials.

Now that the recombinant form of the antibody has been produced, we are moving forward with addition patent applications to cover these newly identified configurations and their function. We expect to be able to fully patent these and additional developments. My 43 years as a practicing patent attorney should be of value to us in this effort.

We are now arranging for the testing of the newly produced recombinants against a panel of HIV isolates. These tests are being carried out at a renowned research institute.

Once efficacy is demonstrated in these "*in vitro*" tests, we will move to animal trials. A well-known primate research facility will be available to us for this critical testing. Also, Serum Institute of India (www.seruminstitute.com) has expressed an interest in facilitating testing.

So, you can see we are moving forward - all with your help. Share this news with friends. And look for future updates on our Facebook "investors only page" which can be accessed at: https://www.facebook.com/groups/122827755072109

We appreciate the confidence and support shown by each of you and look forward to sharing our progress as we move forward.

Best regards,

Charles Cotropia

CEO / BioClonetics

Thanks to Your Support, Our Campaign Will Remain Open for an Additional 60 days
2 months ago

To our Investors and Followers:

At the request of prospective investors and given the success of our campaign and the support that has been shown by existing investors, our campaign will be open for an additional 60 days so that new investors can become part of our mission. This will allow more individuals to invest in our technology and will allow us to progress more rapidly in our development.

This extension of our campaign may require certain of our investors to reconfirm their investments. For those who will need to reconfirm, Startengine will send a notice of this requirement. We sincerely hope all our current investors reconfirm and continue to be a part of our mission. Also, please consider sharing our story and technology with friends and acquaintances.

The additional funds raised will be applied toward the continued development of our anti-HIV monoclonal antibody. As I have reported, we have previously demonstrated that our monoclonal antibody fully neutralizes over 95% of all strains of the HIV virus against which it was tested in 5 separate international labs – the test results are shown on our website at http://www.bioclonetics.com/validation.html.

We are encouraged now more than ever in that we have successfully produced the recombinant form of the antibody – the form necessary for ultimate use in patient therapy – and are scheduling confirmation testing against a full panel of live HIV virus strains (isolates). We are working with a superbly qualified institution where these "*in vitro*" tests will be conducted. Preparation of additional variations of our antibody (variations of the parent antibody in recombinant form) are also under production at this moment and these will likewise be tested for efficacy.

Once efficacy is demonstrated in these tests, we will move to animal trials. A well-known primate research facility will be available to us for this critical testing.

So, you can see we are moving forward – all with your help. Share this news with friends. And look for future updates on our Facebook "investors only page" which can be accessed at: https://www.facebook.com/groups/122827755072109

We appreciate the confidence and support shown by each of you and look forward to sharing our progress as we move forward.

Best regards,

Charles Cotropia

CEO/BioClonetics

Amending our Securities Offering
2 months ago

Hello! Recently, a change was made to the BioClonetics offering. Here's an excerpt describing the specifics of that change:

BioClonetics Immunotherapeutics, Inc. has extended their campaign and updated their financials.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

OUR CAMPAIGN CLOSES IN 6 DAYS - A GREAT SUCCESS THANKS TO ALL OF OUR INVESTORS1
2 months ago

Our campaign closes in 6 days! It has been a great success and we extend our most heartfelt thanks to all those who have invested in our technology and vision.

We have been supported by over 250 investors and have greatly surpassed our initial goal. Our thanks go out to each of you as we know the decision to invest is not an easy one and takes sacrifice, commitment and trust.

Let me outline where we are and where we are headed - all with your support. Do consider sharing our story and commitment with your friends and acquaintances.

As you know, we have previously demonstrated that our anti-HIV monoclonal antibody fully neutralizes over 95% of all strains of the HIV virus against which it was tested in 5 separate international labs – the test results are shown on our website at http://www.bioclonetics.com/validation.html. Because the parent antibody (as is usual) does not produce sufficient quantities of our antibody for patient therapy, the antibody had to be reconfigured using a fast-producing CHO cell line to provide the pharmaceutical form for further testing and patient therapy. This requires producing the antibody in a recombinant form. This form of the antibody is made from the molecular sequence of the parent antibody and is required by the FDA for use in patient application. Our work in this regard has been with three world class labs – GenScript (www.genscript.com), STC Biologics (www.stcbiologics.com) and Rapid Novo (www.rapidnovor.com). Your investment made possible confirming the identity of the 1346 amino acids that compose our antibody. Can you image trying to precisely identify the 1346 ingredients in a recipe not having any of them initially? Well, this was done and makes possible this next step.

From this sequence, our lab has now produced 11 separate recombinants, each based on the amino acid sequence of the parent antibody, each slightly different in structure so as to cover all potential variations of the parent and to identify the more potent. In results recently received, of these 11 recombinants produced, 3 of the recombinants demonstrate the required successful binding to the HIV virus – meaning that these 3 will be our candidates for the next step in our development – namely testing of these recombinants against live HIV isolates (("*in vitro*" tests against strains of the virus). Additional recombinant variants are also now being produced and will also be tested for efficacy. These are of s slightly different form and can be made into different therapies to protect against infection by the virus.

We are now arranging for these tests against a panel of HIV isolates at an almost century old world-renowned research institute. Agreements in place preclude me being more specific but this recent development (within the last week) is most encouraging to us.

Once efficacy is demonstrated in these "*in vitro*" tests, we will move to animal trials. A well known primate research facility will be available to us for this critical testing. Also, Serum Institute of India (www.seruminstitute.com) has expressed an interest in facilitating testing.

So, you can see we are moving forward - all with your help. Share this news with friends. And look for future updates on our Facebook "investors only page" which can be accessed at: https://www.facebook.com/groups/122827755072109

We appreciate the confidence and support shown by each of you and look forward to sharing our progress as we move forward.

Best regards,

Charles Cotropia

 CEO BioClonetics

A Progress Report of Success
3 months ago

A Progress Report of Success

To Our Investors and Followers:

In our last update, we reported that we were producing the necessary recombinant form of our anti-HIV monoclonal antibody. We can now report that we have achieved the results hoped for in this developmental step.

As background, we are progressing toward preclinical trial using our anti-HIV monoclonal antibody. We have previously demonstrated that our antibody (Clone 3) fully neutralizes over 95% of all strains of the virus against which it was tested in 5 separate international labs. The labs in which these tests were completed and their results are shown on our website at http://www.bioclonetics.com/validation.html.

As we have also mentioned in the past, because the parent antibody (as is usual) does not produce sufficient quantities of our antibody for patient therapy, the antibody must be reconfigured using a fast-producing CHO cell line to provide the pharmaceutical form for further testing and patient therapy. This requires producing the antibody in a recombinant form. This form of the antibody is made from the molecular sequence of the parent antibody and is required by the FDA for use in patient application.

As progress from our last report, our labs have now produced 11 separate recombinants, each based on the amino acid sequence of the parent antibody, each slightly different in structure so as to cover all potential variations of the parent. Of these 11, 3 of the recombinants demonstrate the required successful binding to the HIV virus – meaning that these 3 will be our candidates for the next step in our development – namely

testing of these recombinants against live HIV isolates (strains of the virus).

Recall that the parent antibody fully neutralized 95% of all isolates against which it was tested in 5 separate labs. We hope to duplicate or improve on these results using the recombinant form of our antibody. From there, once efficacy is demonstrated in these "*in vitro*" tests, we will move to animal trials, leading to clinical trials.

We have several labs with whom we will be working to complete these tests against HIV isolates and have entered into Confidentiality Agreements setting the stage for such testing.

We will keep you updated on our progress. Our fundraising campaign is continuing at www.startengine.com/bioclonetics. Please consider sharing our story and technology at www.startengine.com/bioclonetics with your friends and colleagues. Funds are needed to conduct our further develop - which we are now completing. Your spreading the word will assist us in completing our mission of developing our anti-HIV monoclonal antibody and finding a cure for HIV.

Our Facebook investor page may also be accessed where we periodically post updates of our progress. Find it here: https://www.facebook.com/groups/122827755072109

We appreciate the confidence and support shown by each investor and look forward to sharing our progress as it occurs.

We will stay in touch.

Best regards,

Charles Cotropia

CEO / BioClonetics

To our Investors and Followers - Amendment to our Campaign

3 months ago

To our investors and followers:

As our investors have been notified, we have taken a distribution of funds and at that time made amendments to our campaign. In these amendments, we have increased our minimum investment (for new investors) from$100 to $400. We believe the new level is reasonable in view of our objectives. We also amended the description in our convertible note to clarify that conversion of your investment to stock would be to "common stock" (adding the word "common") which is the same class of stock owned by all founders and principals of the company.

These amendments do require certain investors (who will be contacted by Startengine) to re-confirm their investment and we encourage those investors to re-confirm and continue to be a part of our team. We ask those following our campaign to consider an investment – as our campaign must close April 30. We expect to have results from the production of the recombinant form of our antibody (now being produced) in the very near term and we are arranging for validation testing at the Univ. of California San Francisco. These results will be significant.

 We will be sharing the results of our development as soon as they are available. Stay tuned.

 Best regards,

Charles Cotropia

CEO

BioClonetics

Amending our Securities Offering

3 months ago

Hello! Recently, a change was made to the BioClonetics offering. Here's an excerpt describing the specifics of that change:

BioClonetics Immunotherapeutics, Inc. is extending their offering, adjusting their minimum purchase price, and updating the terms of their convertible note.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Our Technology Holds the Promise of an HIV Cure

3 months ago

Monoclonal Antibodies Provide the Promise of an HIV Cure

The first verified case of human immunodeficiency virus (HIV) occurred almost 60 years ago. Scientists and researchers have been debating about treatments for almost 40 years.

Yet the disease remains a global and public health issue. More than 36 million live with HIV – almost 2 million of those are children.

https://www.avert.org/sites/default/files/styles/responsive_articlecustom_user_desktop_1x/public/Global%20stats%20infographic%2001_Final.jpg?itok=nYz29rD9&timestamp=1503500159.

Almost 2 million new cases of HIV were diagnosed in 2016, the latest year data was reported. One million people died -- 120,000 of the deaths were children. While these statistics show improvement over prior years across the 69 countries affected by the disease over prior years, UNAIDS has warned progress in stopping transmission is not occurring rapidly enough to meet global targets. Global resources targeting HIV and AIDs have plateaued, with 2016's $19 billion dollars investment by low-to-middle income countries only 5% higher than the prior year.

About 57% of those with an HIV diagnosis are receiving antiretroviral therapy (ARV), taking medications that don't kill or cure the virus. The combination of medicines prevents the growth of the virus.

https://www.avert.org/sites/default/files/styles/responsive_articlecustom_user_desktop_1x/public/Number%20of%20people%20and%20treatment_updated%20August2017_for%20website.png?itok=fu1VRZI4&timestamp=1503495559

HIV's Threat to the Immune System

Understanding how genetic engineering holds promise for a cure for HIV starts with an overview of the challenge this virus presents to the human immune system.

When bacteria, viruses or chemicals enter the human body, its immune system goes to war. Bacterial or viral invaders, called antigens, are first met by 'helper' T cells. Once called into action, the helper T cells stimulate B cells. These B cells create customized antibodies (or immunoglobulins) that attach or bind to the antigen. The antibody 'scouts' have a critical role, since they 'mark' specific antigens as enemies to the system. Now the immune system's 'killer' T cells know how to recognize the antigens that must be attacked and destroyed. This process helps the body eliminate the invaders and return to peaceful, normal function.

HIV targets and kills the 'helper' T cells, cutting the connection to B cells and stalling the critical process of antibody production. The result? The immune system is unable to identify antigens, 'killer' T cells can't find invaders, and the immune system's ability to protect is compromised.

Latest HIV Drugs Continue to Focus on Slowing Virus Growth

The most recent FDA-approved medicine is called Biktarvy -- it's a combination antiretroviral drug with three medications:

- **Bictegravir** is an integrase inhibitor. Integrase is an HIV enzyme essential for viral replication. The integrase inhibitor prevents HIV from pasting its DNA into T-cells.
- **Emtricitabine** is a nucleoside reverse transcriptase inhibitor (NRTI). A reverse transcriptase is another HIV enzyme -- this one copies RNA back to DNA, like a car driving the wrong way on a one-way street. Reverse transcriptase allows the virus to insert its DNA to the host cell's DNA, forcing the cell to make more of the HIV virus. Reverse transcriptase inhibitors prevent the HIV virus from replicating itself.
- **Tenofovir alafenamide** (TAF) is a reverse transcriptase inhibitor (NRTI) sold only as a combination drug. Compared to other NRTIs, TAF has been shown to have fewer adverse effects on kidney function and bone density.

Biktarvy must be taken daily. Its audience? Adults who have never taken HIV medication before or those with HIV less than 50 copies / mL of the virus who need to replace their current regimen.

Test results showed a reduced HIV viral load in most patients with no one discontinuing trial due to adverse side effects or renal failure. But the drug warns of the possibility of lactic acid buildup in the blood (lactic acidosis) and severe liver problems.

While test results are favorable, Biktarvy remains daily regimen with a risk of liver damage and is an adult-only solution.

Better news is needed.

Genetically Engineered Monoclonal Antibodies Opened the Door

More than 40 years ago, biomedical researchers found a way to fuse a B cell that was creating customized antibodies with an immortal B cell – one that would continue to divide and grow – resulting in a cell that could target a specific invader and have a long cell life. Their discovery, monoclonal antibodies, has fueled disease research.

The first monoclonal antibodies were created with animal cells, making them less compatible with human immune systems. A solution must be fully humanized to prevent patient rejection. And since HIV can also compromise the effectiveness of vital 'killer' T cells, the most effective monoclonal antibody must be able to stop the HIV virus cells from reproducing.

BioClonetics' Solution

Through many years of research and development, the BioClonetics research team created a cell line that produces a fully human monoclonal antibody, the Clone 3 antibody that binds to the HIV virus. Importantly, tests in the international research institutes of Harvard Medical School, Duke University, University of California San Francisco, University of South Florida and Polymun Scientific show that Clone 3 neutralizes over 95% of primary HIV strains (isolates) against which it has been tested.

More significant, however, is the fact that the target site on the HIV virus to which the Clone 3 antibody binds is immutable – in other words, the binding site is always present from virus strain to virus strain. Today, there are more than 6000 strains of the HIV virus worldwide and it is critical

that an antibody target a site that is immutable (always present). Otherwise, the antibody will fail to have a sustained ability to defeat the virus. In the case of the Clone 3 antibody, the target site exists (either directly or by way of conservative amino acid substitutions) in 98% of the 6000 strains currently known.

This success rate far outpaces current FDA approved treatments, and the company is quickly moving forward to complete additional testing and seeking support to launch animal trials this year.

https://d19j0qt0x55bap.cloudfront.net/production/startups/bioclonetics/campaign/images/mobile_screen_shot_2017-09-26_at_12_01_36_pm.jpg

Why BioClonetics' Clone 3 Antibody is the right solution.

BioClonetics' Clone 3 Antibody provides the following advantages over current HIV medications:

- Clone 3 is a fully human monoclonal antibody (preventing rejection) **targeting** and **neutralizing HIV**.
- Clone 3 is **non-toxic**.
- Clone 3 has been shown to be **100% effective against over 95% of all strains** and viral subtypes of HIV-1 against which it has been tested.
- Once validated as a therapy for those who have HIV, knowledge of the binding site of Clone 3 to the virus makes possible *a prophylactic vaccine to prevent uninfected populations from contracting the HIV virus*.

The net result is a solution that is **safer**, will provide a much-needed **immunotherapeutic cure** rather than a lifelong treatment, and at a **cost substantially lower** than current medical therapies.

Response from medical and scientific communities has been positive.

I am very happy and excited to see the development of this monoclonal antibody move ahead. Combination neutralizing monoclonal antibody treatment of HIV+ mothers and their infants offers a potential alternative to the current nevirapine regimen which has some significant problems in creating drug resistant virus variants and could also be used in combination with newer proposed interventions such as tenofovir. **Clone 3**, *in combination with other neutralizing monoclonal antibodies,* **offers the potential for safely protecting infants** *from infection from a broad range of primary HIV-1 isolates, and I look forward to being involved in its clinical evaluation.*

Yvonne J. Bryson

Chief, Division of Pediatric Infectious Diseases,

David Geffen School Of Medicine at UCLA

BioClonetics' immunologic proposal is of significant importance *in the development of immunotherapy for HIV patients worldwide. Demonstration of neutralization of primary clinical HIV isolates in vitro is critical to the ultimate step of in vivo application of monoclonal anti-HIV antibody to be effectively utilized in passive immunotherapy.* **I offer my strongest endorsement** *for your proposal.*   Chuanhai Cao, Ph.D.

Associate Professor, University of South Florida

Despite effective anti-HIV retrovirals, clearance of HIV-1 remains a critical global health issue. We are excited to be part of your strong interdisciplinary team and you have our full support for successful advancement of your technology.   Magdalena Leszczyniecka, Ph.D., MBA   CEO and President, STC Biologics, Inc.

BioClonetics is currently seeking funding to complete development of the Clone 3 antibody for pre-clinical trials within the next 12 months. Join us and **invest in this lifesaving technology**.

How does BioClonetics' Clone 3 Monoclonal Antibody Prevent Continued Infection by HIV in the Human Body.

3 months ago

This question has been asked and I would like to provide the explanation – hopefully in a way that can be understood by all.

For HIV to replicate and be infectious, it must bind to the human CD4 cell at two receptor sites on the human cell, namely:

(1) Binding to a primary human CD4 receptor initially (where the part of the virus known as gp120 binds to the human cell), and then also

(2) Binding to a 2nd human cell co-receptors CXCR4 and/or CCR5 (where the part of the virus known as gp41 attaches to human cell).

The Clone 3 Antibody interrupts the binding of the virus to the human CD4 cells by blocking its binding to this 2nd co-receptor on the human CD4 cell surface. The second co-receptor may be CCR5 and the CXCR4 depending on the virus but in either event, Clone 3 block this binding. By blocking this binding, the HIV infection process is arrested.

The life cycle of the HIV virus begins with attachment of the virus to the human CD4 T cell, the primary receptor and then to two separate surface co- receptors on the human T-cell.

Binding to these receptors then induces a conformational change in the structure of the virus leading to fusion with the human cell. Fusion results in the release of the viral genome of the virus into the human cell.

The way Clone 3 works is that it prevents this second binding step and thus the virus is prevented from replicated in the body.

As you can appreciate, a successful cure for HIV will require the precise mechanism that will prevent the virus from entering the Human cell and thereby prevent its replication. We know that this is what our monoclonal antibody is capable of doing and we are moving forward to further prove it.

Share our technology with friends and acquaintances – at www.startengine.com/bioclonetics.

Many thanks to our investors and followers.

BioClonetics Immunotherapeutics, Inc.

Progress for a Cure for HIV

3 months ago

To our investors and followers:

You will be receiving a notice that we are withdrawing some of the funds raised in our Startengine Crowdfunding Campaign. This will report how your investment funds will be used.

Please note however that our campaign is continuing and we ask that you share our campaign with friends and acquaintances who would have an interest in our goal of providing a cure for HIV.

As we have mentioned, we are progressing toward preclinical trial using our anti-HIV monoclonal antibody. We have previously demonstrated that our antibody (Clone 3) neutralizes over 95% of all strains of the virus against which it was tested in 5 separate international labs. The results of these tests are shown on our website at http://www.bioclonetics.com/validation.html.

The creation of the recombinant forms of the antibody in now underway. This form of the antibody is make from the molecular sequence of the parent antibody and is required by the FDA for use in patient application. Thus, this step must be achieved as we move toward pre-clinical and then clinical trials.

In this current effort, we are producing 11 separate recombinants, each slightly different in structure so as to cover all potential variations of our parent antibody. This increases significantly the potential outcome such that more than one – or perhaps several – will demonstrate efficacy.

This effort is now under way. We have the benefit of 3 world class laboratories, located in New England, Canada and China working on this production.

Once produced, this recombinant will be tested against numerous strains of the HIV virus to confirm the effectiveness as being equal to that of the parent antibody. We are arranging for the testing of the recombinants at the University of California at San Francisco.

We will keep you updated on our progress. Our fundraising campaign is continuing at www.startengine.com/bioclonetics. Do consider sharing our story and technology at www.startengine.com/bioclonetics with your friends and colleagues. This will assist us in completing our mission of finding a cure for HIV.

Our Facebook investor page may also be accessed where we will be periodically posting updates of our progress. Find it here: https://www.facebook.com/groups/122827755072109

We will stay in touch.

Best regards,

Charles Cotropia

CEO / BioClonetics

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, BioClonetics has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in BioClonetics be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Recent NIH Tests Support A Conclusion That Broadly Neutralizing Antibodies Can Be Expected

Recent NIH Tests Support A Conclusion That Broadly Neutralizing Antibodies Can Be Expected to Target Viral HIV Reservoirs Where the Virus Hides in Those Infected with the Virus.

4 months ago

HIV excels at evading the immune system by hiding out in certain immune cells, referred to as viral reservoirs. The virus can be suppressed to very low levels with antiretroviral therapy, but quickly rebounds to high levels if a person stops taking medications as prescribed.

Researcher have for some time considered strategies for targeting these viral reservoirs but without success. Recent tests in animal trials conducted by the NIH support the expectation that broadly neutralizing antibody treatment can target these viral reservoirs.
https://www.sciencedirect.com/science/article/pii/S0092867414009933

In these NIH tests, after receiving a course of antiretroviral therapy for their HIV-like infection, half of a group of monkeys infused with a broadly neutralizing antibody to HIV paired with an immune stimulatory compound suppressed the virus for over six months without additional treatment, according to NIAID-supported scientists. The researchers concluded that the therapy may have targeted the viral reservoir—populations of long-lived, latently infected cells that harbor the virus, and from where the virus rebounds when suppressive therapy is discontinued. The new findings support the importance of using broadly neutralizing antibodies to achieve sustained, drug-free viral remission in people living with HIV. Researchers discussed these results in their March 2018 press conference at the 25th Conference on Retroviruses and Opportunistic Infections (CROI) in Boston.

Our monoclonal antibody (Clone 3) is just such a broadly neutralizing antibody. In tests of Clone 3 in 5 independent laboratories, Clone 3 neutralize over 95% of the 45 HIV isolates against which it was tested. Moreover, Clone 3 binds to the HIV virus (resulting in neutralization) at a site that is immutable – namely a site that is found in 98% (directly or at conserved substitution sites) of the over 6000 strains of the virus now known – meaning that it is indeed a "broadly neutralizing monoclonal antibody". These recent finding are most encouraging and support our expectation of the efficacy that can be expected from our monoclonal antibody.

As a status update, the recombinant form of our antibody is now being produced. This process is time consuming and highly technical but is scheduled for completion in the next 8 weeks. As soon as completed, the recombinant form of the antibody (which is necessary for animal and clinical trials) will be first tested against HIV strains of the virus to confirm efficacy equal to that of the parent antibody.

We appreciate the confidence and support shown by each investor and look forward to sharing our progress as it occurs. Please consider sharing our technology and story with those you know.

BioClonetics

Progress Toward our Goal

5 months ago

To our investors and followers:

We are progressing in the development of our anti-HIV monoclonal antibody (Clone 3) that has been demonstrated through testing in 5 international labs to neutralize numerous strains of the HIV virus. The results of these tests demonstrating the neutralizing capability against many different strains of the virus are shown on our website at http://www.bioclonetics.com/validation.html.

The creation of the recombinant forms of the antibody in now underway – this form of the antibody is required by the FDA for use in animal trials and then clinical trials. Once produced, this recombinant will be tested against numerous strains of the HIV virus followed by the required animal and clinical trials. This effort will take a short period of time but we will keep you updated as we proceed. Thereafter, binding studies will be completed to determine which of the several recombinants (and perhaps all) effectively bind to HIV isolates (strains of the virus).

To prepare the recombinant for testing, we have substantially identified the entire molecule sequence necessary for the recombinant preparation. We know our antibody consist of 1346 amino acids and have now confirmed substantially all of the sequence.

Rather than proceed to produce a single recombinant, we will be producing 11 separate recombinants, each slightly different so as to cover all possible variations. This improves the potential outcome such that more than one – or perhaps several or all – will demonstrate efficacy.

We have the benefit of having 2 world class laboratories working for us on this program. Additionally, a third lab has also been engaged.

Thereafter, the recombinants will be tested against a full panel of HIV isolates to determine the neutralizing capability of the varied recombinant antibodies.

Technology has significantly advanced during the past few years. The cost to complete the steps we are now taking was excessive just a few years ago but due to advancements in technology, we are able to complete these sophisticated steps with a much smaller investment. Your investments make this possible and we are making progress now at a pace that would not have been possible just a few years ago.

We will keep you updated on our progress. Our fundraising campaign is continuing at www.startengine.com/bioclonetics. Do consider sharing our story and technology at www.startengine.com/bioclonetics with your friends and colleagues. This will assist us in completing our mission of finding a cure for HIV.

Our Facebook investor page is may also be accessed where we will be periodically posting updates of our progress. Find it here: https://www.facebook.com/groups/122827755072109

We will stay in touch.

Best regards,

Charles Cotropia
CEO - BioClonetics Immunotherapeutics, Inc.

Our Responses to Technical Questions from an Investor Will be of Interest to All Investors

5 months ago

We have received the following questions from an investor and believe our answers will be of interest to all investors. Thus, we are sharing them here.

Hi Prakask,

Thank you for your insightful questions. We can address them in this way.

1. Can you substantiate your claim that your monoclonal antibody binds to an "immutable" site on the virus?

Our Response: We have established the site on the virus to which our monoclonal binds AND the U.S. Government Los Alamos National Laboratories Viral Database has published the HIV sequences of over 5000 HIV isolates. By comparing the two, it is revealed that the binding site to which our monoclonal binds exists in 98% of those isolates known (either directly or including conservative substitutions) AND as more HIV sequences have been added to the database over numerous years, this 98% has maintained constant. (See http://www.bioclonetics.com/effectiveness.html).

Which gene?

Our Response: HIV gp41

2. What is the virus neutralization titer for your antibody?

Our Response: Clone 3 Antibody is a broadly neutralizing human monoclonal anti-HIV gp41 antibody, neutralizing across Groups M, N, and O; and Clades A, B, C, E, and F. The broad neutralization capacity of the Clone 3 Antibody—when tested against 41/43 [95%] primary clinical isolates of HIV1-1 in standardized *in vitro* PBMC-based neutralization assays by 5 international laboratories—was demonstrated at an Inhibitory Concentration [IC90] using <30 micrograms/ml, for a geometric mean of 5 micrograms/ml. (See http://www.bioclonetics.com/validation.html).

3. Will it work on long-term non-progressors (LTNP)?

Our Response: Yes.

4. Is the assay enzymatic (RT) or antigenic, like p24?

Our Response: Both assays have been utilized to determine neutralization capacity: enzymatic RT _and_ antigenic p24; concordance between two assays is 1:1

5. What is the specificity (ability to differentiate from close homologs) & kM for binding?

Our Response: Clone 3 Antibody binds to the minimal core epitope _and_ homologous peptides with conservative amino acid substitution; _and_ Clone 3-like Antibody binds to HIV1 gp41 transmembrane protein with amino acid substitution within the core epitope. kM has not been determined.

6. Is your technology patented?

Our Response: We have multiple patent applications pending and more in preparation. None are yet published and, as you can appreciate, there is no benefit prior to commercialization to issuance of a patent recognizing that a patent term is 20 years. Additionally, our methodology for producing monoclonal antibodies is proprietary and although subject to a pending patent application (unpublished) we will be making a decision regarding the issuance of patents on such methodology as opposed to protecting the methodology relying on trade secret rights – which have an unlimited life.

OUR PROGRESS IS A RESULT OF YOUR INVESTMENT

5 months ago

Dear Investors and all Startengine followers,

To all investors and those following us, we welcome your partnership. Please consider sharing our campaign with your friends and acquaintances as they will likely have the same interest as you.

As we have reported, we are continuing the development of our monoclonal antibody (called Clone 3) that has been demonstrated through testing in 5 international labs to neutralize numerous strains of the HIV virus. The results of these tests demonstrating the neutralizing capability against many different strains of the virus are shown on our website at http://www.bioclonetics.com/validation.html.

We have today initiated the production the recombinant form of the antibody – which is required by the FDA for use in animal trials and then clinical trials. Once produced, this recombinant will be tested against numerous strains of the HIV virus followed by the required animal and clinical trials.

To prepare the recombinant for testing, we have substantially identified the entire molecule sequence necessary for the recombinant preparation. We know our antibody consist of 1346 amino acids and have now confirmed substantially all of the sequence.

Rather than proceed to produce a single recombinant, we will be producing 10 separate recombinants, each slightly different so as to cover all possible variations. This improves the potential outcome such that more than one – or perhaps several – will demonstrate efficacy.

We have the benefit of having 2 world class laboratories working for us on this program. Additionally, a third lab has also been engaged. This additional lab in under contract to the supporting Institute interested in our technology and thus the confirming work performed by this lab will be at no expense to us. This is a great plus for us and our investors. This further demonstrates the support our technology is receiving from big pharma's leading institutions.

Further, technology has significantly advanced during the past few years. The cost to complete the steps we are now taking were excessive just a few years ago but due to advancements in technology, we are able to complete these sophisticated steps with much smaller investments. Your investments make this possible and we are making progress now at a pace that would not have been possible just a few years ago.

 Further, we are continuing to engage with a world renowned institute whose primary focus on producing an anti-HIV vaccine and an effective treatment for HIV. This relationship will be significant as be complete more confirming data as to efficacy of our monoclonal antibody.

We will keep you updated on our progress. Do consider sharing our story and technology with your friends and colleagues.

Best regards,
Charles Cotropia
CEO - BioClonetics Immunotherapeutics, Inc.

THANKS TO YOUR SUPPORT, WE HAVE REACHED OUR INITIAL GOAL IN A MATTER OF DAYS.
6 months ago

Dear Investor and all Startengine followers,

Our fundraise is off to a great start – having surpassed our initial goal in the first few days. Our sincere thanks go out to all those who have invested in our cause. As to those who are following us, we welcome your interest and hope you decide to join us as an investor in the future. Please also share our campaign with your friends and acquaintances as they will be as interested as you.

Funds from our fundraising will be used in the development of our anti-HIV recombinant antibody that is now being produced from our parent antibody. Here is the status of that effort.

As we have reported, we are continuing the development of our monoclonal antibody (called Clone 3) that has been demonstrated through testing in 5 international labs to neutralize numerous strains of the HIV virus. The results of these tests demonstrating the neutralizing capability against many different strains of the virus are shown on our website at http://www.bioclonetics.com/validation.html.

We are now producing the recombinant form of the antibody – which is required by the FDA for use in patient therapy. Once produced, this recombinant will be tested against numerous strains of the HIV virus and then its efficacy confirmed in tests in animal and clinical trials.

To prepare the recombinant for testing, we must identify the molecule sequence necessary for the recombinant preparation. We know our antibody consist of 1346 amino acids. In my last report, we had a consensus sequence for all but 27 of these 1346. In the most recent round of analysis, we have reduced this number to less than half of these 27. Analysis to establish the identity of the remainder is currently underway at the facilities of Genscript (www.genscript.com) in its New Jersey and Shanghai China laboratories. The results of this analysis will be available later this month.

Once the resulting data is analyzed and we are confident of a consensus sequence, the recombinant form of our antibody will be produced and then tested against HIV isolates to confirm effectiveness. Alternatively, we also have the option of producing numerous recombinants with differing sequences in an effort to identify the most potent.

Additionally, we are in discussions with a global non-profit organization whose sole focus in on the development of a treatment and vaccine against HIV. Our monoclonal is one of a few under consideration. This is a promising opportunity and will be fully explored in the New Year.

Stay in touch with us and please consider sharing our campaign with others.

Best wishes,
Charles Cotropia
CEO - BioClonetics Immunotherapeutics, Inc.

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Charles Cotropia   BioClonetics - Issuer   16 hours ago
Thanks for your question about the "Theft Expense" listed on our 2017 financials. It is one of those stories that one finds hard to believe - even in this day of sophisticated communications and fraudulent intent.

In December of last year, I was communicating by email with one of our officers and in that communication chain, he and I discussed a planned wire transfer of funds to him to cover certain business expenses. During that exchange and unbeknownst to either him or me, a fraudster highjacked (entered our email communication discussion) substituting himself (the fraudster) for the officer with whom I was emailing. In the ongoing exchange, I was in fact talking to the fraudster who inserted his bank account number for the bank account number of our officer. As a result, my wire transfer intended for our officer was in fact directed to the fraudster. When this was revealed, I immediately contacted our bank and Wells Fargo (the bank of the fraudster) in an attempt to stop the fraudulent transfer. However, we only recovered a small portion of the funds stolen. I am pursuing the matter further with Wells Fargo who I believe had relevant information not shared with us as to the fraudster (their account holder).

Erik Peterson   BioClonetics - Potential Investor   a day ago
Could you provide an explanation for the "Theft Expense" on your 2017 financials?

Matthew Burrow   a month ago
As someone who had studied immunology and briefly worked in biotechnology, I find your project to be both fascinating and promising. I assume that your company is aiming to achieve clearing of the HIV virus from the body in a meaningful way, if not close to 100% for mathematical and analytic purposes. My question stems from your offering being a convertible note. While the monoclonal antibodies your organization is producing may very well be effective, what is the rough timeline for an investor to wait before the notes become common stock?

> **Charles Cotropia**   BioClonetics - Issuer   a month ago
> Thanks for your question. Our convertible Promissory Note is set to mature November 30, 2020, but conversion to stock could occur before that date as set forth in Paragraph 3 of the Convertible Note. We are aggressively pursuing a pharma partner as soon as an appropriate partner is identified.

Thomas Simmons   a month ago
Can you address, with excruciating clarity, whether your work is focused on viral suppression (management) or a an actual cure? As someone who is HIV+ and who has followed research in this field for years, we are constantly hearing of 'breakthroughs,' but almost every one is focused on suppression to undetectable levels (which of course, is wonderful!), but there seems to be a 'gap' when it comes to actually finding a CURE that will render an HIV positive person 100% cleared of the virus.

> **Charles Cotropia**   BioClonetics - Issuer   a month ago
> WHY MONOCLONAL ANTIBODIES ARE SUPERIOR TO USING ANTIRETROVIRALS TO TREAT HIV.
>
> Thank you for your insightful and important question.
>
> First, there is an important and critical difference between the way antibodies work as compared to the way chemotherapy (antiretrovirals (ARVs) – the current treatment for HIV) works in the body. Both have a place but they significantly differ in the following way.
>
> CHEMOTHERAPY (ANTIRETROVIRAL THERAPY) FOLLOWS THE FIRST ORDER PHARMACOKINETICS
> Chemotherapy (antiretroviral therapy) follows First Order Pharmacokinetics meaning it offers at best a fractional kill of the viral burden leaving a percentage of the virus remaining after each cycle of antiretroviral therapy. If the chemotherapy provides a 90% kill, there will always be 10% of the virus remaining. Thus, even though therapy is repeated, there will always be a residual virus remaining - although diminishing, it will

always be present. Moreover, if the virus mutates in a way to escape the effectiveness of the chemotherapy, the chemotherapy will never completely rid the body of the virus. Consider this example - assume you have deadly bacteria on your lab work bench (or for that matter on your kitchen floor) and you use a chemical that you know will be 90% effective against the bacteria. When you use it, you leave 10% of the bacteria alive and it reproduces to re-infect the area. No matter how many times you use the chemical, you always leave 10% alive and while you diminish the bacteria, it will always remain.

Thus, ARVs can never produce a zero-virus load in the body, since a fraction (e.g., 10%) of the virus burden remains as a result after each cycle of ARV treatment.

IMMUOTHERAPY (ANTIBODY THERAPY) FOLLOWS ZERO ORDER PHARMACOKINETICS
Monoclonal antibody therapy is immunotherapy, which operated under a different mechanism than antiretroviral therapy. Specifically, immunotherapy follows Zero Order Pharmacokinetics – meaning that it can theoretically achieve a 100% neutralization of the virus. As a result, monoclonal antibody therapy can eradicate all (100%) of HIV present while ARVs only remove a fraction of the virus. Again, back to my analogy – assume your lab workbench contains deadly bacteria – if you can remove all of the bacteria (100%), then there are no remaining remnants to continue to infect the area.

In summary, monoclonal antibody therapy follows Zero Order Pharmacokinetics – meaning that it can theoretically neutralization 100% of the virus. Antiretroviral therapy follows First Order Pharmacokinetics - meaning it achieves--at best--only a fractional log viral kill. Thus, ARVs do not offer the prospect of a cure.

This is not to say that the two therapies may not someday be used hand and glove – meaning chemotherapy could be used to reduce the viral load and immunotherapy (monoclonal antibodies) used to clean out the residual viral load.

Now, let's look one step further.

Not every monoclonal antibody will be successful. Specifically, a monoclonal antibody that attacks the virus at a site on the virus that mutates will ultimately be evaded by the virus. For example, the monoclonal antibody VRC01, produced by Vaccine Research Center, was found to delay but not prevent HIV rebound after antiretroviral treatment interruption. http://www.aidsmap.com/VRC01-antibody-delays-but-does-not-prevent-HIV-rebound-after-antiretroviral-treatment-interruption/page/3047632/. Other attempts such as use of CRISPR/Cas9, have not been successful. While this therapy suppresses the virus, the same process that inactivates the deadly virus may also enable it to escape the treatment. http://www.the-scientist.com/?articles.view/articleNo/45757/title/How-HIV-Can-Escape-an-Experimental-CRISPR-Therapy/.

Thus, for a monoclonal antibody therapy to have conclusive effect, it must target an immutable (non-varying) site on the virus – otherwise the virus "escapes" around it. Our antibody targets an immutable site on the virus (located on the part of the virus known as "gp 41") and has been shown to fully neutralize the virus (all clades and groups) in in vitro tests conducted in 5 international labs (University of California, San Francisco, CA, USA (Jay Levy, M.D.); University of South Florida, Tampa, FL, USA (Kenneth Ugen, Ph.D.); Polymun Scientific, GmbH, Vienna, Austria, (Hermann Katinger, Ph.D.); Duke University, Durham, NC, USA (David Montefiori, Ph.D.) and Dana Farber Cancer Institute (DFCI), Harvard Medical School, Boston, MA, USA, (Ruth Ruprecht, M.D., Ph.D.). (http://www.bioclonetics.com/validation.html) These tests also demonstrated that the antibody is effective against all clades and groups found around the world. http://www.bioclonetics.com/effectiveness.html.

We trust that this explanation provides some insight why we believe that application of monoclonal antibodies will be critical to successfully addressing the HIV pandemic.

William Spence Jr   BioClonetics - Potential Investor   2 months ago
Question: After I invest $ 2,000, and if the company valuation is less than $ 15M, can I purchase more stock at a 30 % discount? If yes, would this be during the pre-IPO period? William Spence, Sarasota, FL

David Byrd   BioClonetics - Potential Investor   2 months ago
What is the point of extending the offering if you are not going to increase the maximum investment?

Charles Cotropia   BioClonetics - Issuer   3 months ago
Hi Andrew,

In our recent amendment, we increased our minimum investment (for new investments) from $100 to $400. We believe the new level is reasonable in view of our objectives. We also amended the description in our convertible note to clarify that conversion of an investment to stock would be to "common stock" (adding the word "common") which is the same class of stock owned by all founders and principals of the company.

These amendments do require certain investors (who will be contacted by Startengine) to re-confirm their investment and we encourage those investors to re-confirm and continue to be a part of our team. We expect to have results from the production of the recombinant form of our antibody (now being produced) in the very near term and we are arranging for validation testing at the Univ. of California San Francisco.

Thanks to all our investors.
Charles Cotropia
CEO

Andrew Bushnell   BioClonetics - Potential Investor   3 months ago
"BioClonetics Immunotherapeutics, Inc. is extending their offering, adjusting their minimum purchase price, and updating the terms of their convertible note."

Can you please describe exactly what changes were made and why they were made? thanks.

Charles Cotropia   BioClonetics - Issuer   3 months ago
Hi Thomas,

Thanks for your question regarding our earlier license of technology to BTG. This was a license to BTG which expired some time ago (no rights in our technology were transferred). Our company exclusively owns all rights to our technology.

We are currently negotiating limited licenses with several entities and will be sharing information about these as they develop.

Best regards.
Charles Cotropia

Harold Berenson   3 months ago
In 2002 BTG Plc issued a press release indicating they had purchased the rights to the Clone 3 Antibody technology from BioClonetics. Can you address how your current work relates to this earlier transaction?

TRAVIS CHARLOTTE   3 months ago
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Mercy Lisa   5 months ago
Hello all viewer online HIV has cure but doctor said Hiv/Aids has no cure until i met Dr Benson who help me in my life. I was infected with HIV/AIDS in 2006, i went to many hospitals for cure but there was no solution, so I was thinking how can I get a solution, so that my body can be okay. until this faithful day as i was browsing the net I saw a testimony on how Dr.Benson helped people in curing HIV Disease, quickly I copied his Email which is drbensonsolutioncure52@gmail.com.... so i contacted him for solution for my HIV, so Dr.Benson told me that his going to prepare herbal medicine for my health, then he prepared the medicine and luckily after two week my herpes was be cured. Dr Benson is well recognize as one of the best herbalist doctor in Africa, you don't have to be sad anymore or share your tears anymore on this disease when the cure have already be found by Dr, Benson

herbal medicine, he also cure HERPES,CANCER, ALS,HEPATITIS B, DIABETIC , Add him on whats-sapp
+2348141972381 Thanks.

Silas Phillips   5 months ago
Has the company raised the 1,500,000 yet?

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VIDEO TRANSCRIPT (Exhibit D)

<u>BioClonetics Video</u>

BioClonetics is a biotech company with a proprietary method and expertise for producing fully human monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy.

From this methodology, the company has created cell lines that produce fully human monoclonal antibodies

that target and neutralize infectious diseases - including HIV, influenza, tetanus, diphtheria and rabies.

The Company's primary monoclonal antibody, called Clone 3, neutralizes HIV, the virus that causes AIDS.

The Company was founded by Dr. Joseph Cotropia, a physician who began treating HIV patients in the 1980's.

In treating these patients, Dr. Cotropia recognized that many did not progress to full AIDS

but rather were able to naturally resist the virus.

By cloning and isolating B cells of these patients, he produced monoclonal antibodies that bind to and neutralize the HIV virus.

To infect humans, the HIV virus must first bind to the human CD4 cell. The antibodies produced by Dr. Cotropia attach to the Achilles heel of the virus and block this binding from occurring.

As a result, the virus is prevented from infecting the human cell.

The ability of these antibodies to neutralize the virus has been confirmed by tests in 5 different international labs -

At The University of California, San Francisco

The University of South Florida in Tampa

Polymun Scientific, Vienna, AUSTRIA

Duke University, Durham, North Carolina and

Dana Farber Cancer Institute Harvard Medical School, Boston

This cell line and its antibodies are in final development for animal and clinical trials.

HIV patients are currently treated using highly toxic antiretroviral medications – sales of these medications were $16 Billion last year.

The reality is that the therapy using the company's monoclonal antibodies will be safer, less

expensive and more effective.

The methodology for creating the cell line that produces antibodies that neutralize the HIV virus are unprecedented.

And most importantly, this technology can be used to create cell lines that produce neutralizing antibodies against many infectious diseases.

Find out more, visit bioclonetics.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

      (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

      (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

      (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

      (d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

      (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

      (a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

      (b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u> Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information.</u> Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u> The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction.</u> This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices.</u> Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous.</u>

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: In the event of a Corporate Transaction prior to the conversion or repayment of the Note, Purchaser may elect repayment plus interest or to convert (section 4.2 of convertible note).

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, In case of an event of default, the note is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 50% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is

the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    (d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

    (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

    (a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

    (b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:	
%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%	
%%SUBSCRIBER_SIGNATURE%%	
Date	

*   *   *   *   *

This Subscription is accepted	%%NAME_OF_ISSUER%%
on %%TODAY%%.	By: %%ISSUER_SIGNATURE%%

<center>*[CONVERTIBLE NOTE FOLLOWS]*</center>

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%%
	%%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: In the event of a Corporate Transaction prior to the conversion or repayment of the Note, Purchaser may elect repayment plus interest or to convert (section 4.2 of convertible note).

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, In case of an event of default, the note is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 50% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is

the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%], a

%%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding,

Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of

public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2016 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Jason M. Tyra, which has audited or reviewed the Financial Statements, is an independent accountant within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful

execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

  (i) To the Company;

  (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

  (iii) As part of an offering registered under the Securities Act with the SEC; or

  (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

  (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its

annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will

not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

> EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to

be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

%%NAME_OF_ISSUER%%

This Subscription is accepted   By:

on %%TODAY%%.

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with

accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 30, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 70% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus (one multipled by the outstanding principal amount of this Note) or (b) the amount the Investor would have been entitled to

receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ___%%ISSUER_SIGNATURE%%___

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%], a

%%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities

were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Jason M. Tyra, which has audited or reviewed the Financial Statements, is an independent accountant within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful

execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its

annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will

not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to

be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)　　The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:　　%%VESTING_AMOUNT%%

(b)　　The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*　　*　　*　　*　　*

%%NAME_OF_ISSUER%%

This Subscription is accepted By:

on %%TODAY%%.

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with

accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 30, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Stock at conversion price equal to the lesser of (i) 70% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus (one multipled by the outstanding principal amount of this Note) or (b) the amount the Investor would have been entitled to

receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

   a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

   b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

   c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

   d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ___%%ISSUER_SIGNATURE%%___

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



Form 201		
Secretary of State P.O. Box 13697 A[illegible] TX 78711-3697 F[illegible]12/463-5709 Filing Fee: $300	**Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 801209149 12/24/2009 Document #: 288928730002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

BioClonetics Immunotherapeutics, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Charles Cotropia

C. The business address of the registered agent and the registered office address is:

Street Address:
1756 Bison Meadows Lane Heath TX 75032

Consent of Registered Agent

[illegible] A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Charles Cotropia**
Address: **1756 Bison Meadows Lane Heath TX, USA 75032**
Director 2: **Joseph Cotropia**
Address: **1756 Bison Meadows Lane Heath TX, USA 75032**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
100,000	☑ A. has a par value of **$0.01** ☐ B. without par value.	**Common**	
50,000	☑ A. has a par value of **$0.01** ☐ B. without par value.	**Preferred**	

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

[illegible] purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Bio.pdf

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.

Karmelia Fredrick   7083 Hollywood Blvd., Ste. 180, Los Angeles, CA 90028

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Karmelia Fredrick, Legalzoom.com, Inc.

Signature of organizer

FILING OFFICE COPY